Exhibit 99.3

E N V I R O N M E N T A L S O C I A L G O V E R N A N C E XPeng Inc. 2023 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Contents About This Report 03 Sustainability Management, Creating a Low-Carbon Future 36 Message from the Board of Directors 04 [Feature Story] Green Products Leading Green Travel 37 Climate Governance 4 1 2023 Highlights 05 Green Production 44 About XPENG 07 Compliance Management, Creating a Solid Foundation for Development 50 XPENG History 07 Compliant Operations 5 1 XPENG’s Honors 08 Risk Control 54 Business Ethics 56 Sustainability Management 10 Creating Value and Contributing to Unified Development 57 Governance Structure for Sustainable Development 10 Employee Health and Development 58 Stakeholder Engagement 1 1 [Feature Story] Building a Sustainable Supply Chain Together 7 1 Analysis of the Importance of Sustainable Development Issues 12 Contribution to the Society 74 Excellent Products, Innovating the Future of Mobility 1 3 Appendix 7 7 [Feature Story] Continuing to explore the boundaries of the future 1 4 Key Performance Indicators 7 8 Quality Products 1 9 Content Index 8 1 Quality Services 26 Feedback Form 84 ENVIRONMENTAL SOCIAL GOVERNANCE CONTENTS 2

This report is the fourth Environmental, Social and Governance ("ESG") report issued by XPENG (XPeng Inc., hereafter referred to as "the Company"), which aims to showcase the management, commitment, actions and achievements of the Company and its subsidiaries in sustainable development.



About the Report

Reporting Scope

This report covers XPENG and its subsidiaries. The reporting period is from January 1, 2023 to December 31, 2023 (the "Reporting Period"), in line with the fiscal year. The time frame for some of its content has been extended. Unless otherwise stated, this report adopts CNY as the monetary unit.

Reporting Standards

This report refers to the Environmental, Social and Governance (ESG) Reporting Guide in Appendix C2 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEx) and the Global Reporting Initiative (GRI) Standards. This report was prepared in accordance with the above mentioned standard requirements, following communication with the stakeholders, analysis of material issues, collection of relevant information, compiling of the corresponding report, as well as management verification, in order to ensure the materiality, quantization, balance and consistency of its contents.

In order to comply with the "Consistency Principle" in the reporting principles and ensure meaningful comparison, no material change is made to the methodology or key performance indicators adopted by the Company for the year ended December 31, 2023 as compared to those for the year ended December 31, 2022.

Source of Information

Unless otherwise specified, the information and data cited in this report all come from the Company's official documents, statistical and financial reports, as well as other related public documents. XPeng Inc. guarantees that this report is free from any false statements, misleading statements or major omissions, and the Board of Directors is responsible for the truthfulness and accuracy of its contents.

Explanation of references

For convenience of expression and reading, "XPeng Inc.", "XPENG", "the Company", "this company" and "we" in this report, all refer to XPeng Inc. and its subsidiaries.

Report confirmation and approval

This report was confirmed by the Company's senior management and ESG Steering Committee and approved by the Board of Directors on March 19, 2024.

Disclaimer

Certain statements in this report are forward-looking statements about our goals and plans for the future. These forward-looking statements are based on management's current expectations. Uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. The Company is under no obligation to update any forward-looking statement contained in this report.

Access to this Report

This report has versions in Simplified Chinese, Traditional Chinese and English. If there are any inconsistences, the Simplified Chinese version shall prevail. This report can be viewed or downloaded on the Hong Kong Exchanges and Clearing Market website (http://www.hkexnews.hk/), as well as on the Company's official website (ir.xiaopeng.com). For any inquiries or suggestions regarding this report, please contact us using the following address:

XPeng Inc.,
8 Songgang Street, Tianhe District, Guangzhou, Guangdong Province, PRC
Phone: 020-6680 6680
Fax: 020-6680 6689

ENVIRONMENTAL · SOCIAL · GOVERNANCE

ABOUT THIS REPORT 3 >

Message from the Board of Directors The board of directors (the “Directors”) of the Company (the “Board”) attaches great importance to sustainability management. In accordance with the requirements of the Hong Kong Exchanges and Clearing Limited (hereinafter “HKEx”) ’s Environmental, Social and Governance Reporting Guide, XPENG has established an effective environmental, social and governance (hereinafter “ESG”) mechanism, kept improving the ESG governance structure across the Company, stepped up the Board’s supervision and participation in ESG affairs of the Company, and fulfilled the corporate social responsibilities in a faithful manner in pursuit of long-term sustainable development. ESG Governance ESG Goal Management As the highest governance body of the Company, the Board In accordance with H KE x ’s Environmental , Social and assumes ultimate responsibilities for XPENG’s ESG strategies, Governance Reporting Guide as well as other internationally policies and other ESG performance, and authorizes the ESG recognized principles and practices, XPENG sets its ESG Steering Committee, headed by the President of the Company, strategy and goals, continuously keeps track of the progress to assist the Board in managing and making decisions regarding in ESG work and coordinates relevant functions to achieve ESG-related matters. The Company’s ESG Steering Committee goals. The Board will oversee and review the progress towards is responsible for overseeing the Company’s ESG goals, policies ESG goals to adapt to the latest developments of the external and strategies, discussing and reviewing the Company’s ESG environment and the Company’s businesses. goals and performance in a timely manner, and reporting to the Board on a periodic basis. At the implementation level, the Company has established an ESG Task Force dedicated to routine management and overall coordination of ESG-related matters as well as assisting the ESG Steering Committee in overseeing and reviewing work while being supervised and guided by the ESG Steering Committee. ESG Risk Management With a keen eye on the major impact that ESG risks might have on the Company, XPENG updates the Company’s ESG issues on a yearly basis in line with industry-specific ESG risks, regulatory requirements and macro-policies, as well as performs materiality assessments of the ESG issues by means of stakeholder survey, expert review and Board sessions. The Board pays attention to the prioritized list of material ESG issues and provides guidelines for the main direction of the Company’s annual ESG management. The Board has participated in the materiality assessments of identified 2023 ESG issues and reviewed and confirmed the analysis results of the 2023 materiality issues. The Company has identified and conducted the materiality assessments of related ESG issues, confirming the critical tasks in the Company’s ESG governance. ENVIRONMENTAL SOCIAL GOVERNANCE MESSAGE FROM THE BOARD OF DIRECTORS 4

2023 Highlights

XPENG

Creating a Green Ecosystem | Sustainability management, creating a low carbon future

Low carbon products:
Compared to conventional ICE vehicles, the electric vehicles delivered by XPENG in 2023 will reduce carbon emissions by approximately 1.50 million tonnes over their entire lifecycle, advancing low-carbon transport.
XPENG's G9 model obtained the C-GCAP Five-star Low-Carbon Rating in 2023.

Green transport:
Compiled the "Logistics Planning White Paper", supporting the green transformation of logistics.

Clean energy usage:
Annual consumption of clean energy reached 23,996 MWh, and annual power generation from solar PV reached 41,071 MWh, demonstrating our continuous optimization of energy consumption structure.

Green manufacturing:
XPENG was selected into the Green Manufacturing List of the Ministry of Industry and Information Technology and awarded the title of "National Green Supply Chain Management Enterprise".

Boosting the circular economy:
Established an end-to-end recycling management process of waste power batteries to promote waste resource utilization.

Innovative Products | Quality products, shaping the future of mobility

Excellent product quality:
The Company has been ISO 9001 certified, and no vehicle recalls occurred throughout the year, proving product quality.

Quality assurance:
Throughout the year, the Company carried out 7 major quality-purposed actions, covering 493 suppliers to ensure supply chain quality.

Product safety:
3 XPENG models received the C-NCAP five-star safety ratings, and 2 models received five-star safety ratings from EURO NCAP, showcasing our commitment to safety standards.

Technology Innovation:
With leading software and hardware technology at its core, in 2023 XPENG achieved major breakthroughs in areas such as advanced driver-assistance system (ADAS), electric drive system, smart cockpit and charging technology. As of January 2, 2024, XNGP was fully accessible to users across 243 cities in China, and its geographical coverage continues to expand.

Information Security:
No information security breaches, or other cybersecurity incidents occurred throughout the year, with data and information security responsibilities in place.

R&D Capabilities:
Annual spending in product and technology R&D reached CNY 5,276.6 million; R&D personnel accounts for 40% of total employees. 727 new patents were granted during the year, adding number of total patents up to 2,683, demonstrating the Company's innovation strength.

Customer Service:
100% of client complaints responded and resolved, and satisfaction rate of complaint handling reached 80.06%, proving our user-centric service attitude.

Quality Service:
Customer satisfaction rate reached 96%, and the NPS[2] survey was conducted on a monthly basis. The average NPS score in 2023 increased by 8 % compared with that in 2022, showcasing our improving brand value.

Cybersecurity:
The Company has obtained the ISO 27001 Information Security Management System Certificate and ISO 27701 Privacy Information Management System Certificate, enhancing cybersecurity management.

Note: 2.NPS (Net Promoter Score): also known as word-of-mouth, is a metric used to measure the possibility of a user referring an enterprise or service to others.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
2023 HIGHLIGHTS
5

2023 Highlights

XPENG

Practicing Responsible Management | Compliance management, setting a solid foundation for future development

ESG Achievements:

Achieved the world's highest MSCI ESG Rating of AAA.

ESG Management:

Formed a three-level sustainable development governance structure of "Board of Directors - ESG Steering Committee - ESG Working Group & E/S/G/Communication Matrix Group", effectively improving internal ESG management capabilities.

Strengthening Corporate Governance:

Independent non-executive directors account for 50% of the Board of Directors, improving corporate governance.

Integrity Management:

Conducted more than 15,880 hours of anti-corruption training sessions, with 16,760 employee participations, promoting a company culture of honesty and integrity.

Conveying Social Value | Value co-creation, promoting inclusive development

Promoting Employment:

Awarded 5 employer recognition awards, ranking among the top in relevant talent attraction and employee satisfaction surveys.

Equal Opportunities:

The total number of employees with disabilities reached 185, promoting working environment equality.

Employee Empowerment:

98.6% of total employees participated in organized training sessions, the training duration averaged 15.5 hours per person, supporting employees' self-development.

Responsible Supply Chain:

100% of suppliers signed our Suppliers' Integrity Commitment Letter, building a high-quality partnership system.

Public Welfare and Charity:

Cumulative donation of CNY 12.8 million to XPENG Public Welfare Foundation, striving to make positive contributions to society.

Ecological and Environmental Education:

XPENG Green-Home Environmental Education Program has provided funding support, public welfare products, training courses and other support to 84 public welfare organizations, and was awarded "2023 CSR Case Studies" by Southern Weekly.

Community Influence:

Established the XPENG Volunteer Service Task Force comprised of the Company's employees and XPENG owners with total registered volunteers adding up to over 630 personnel dedicating more than 15,000 hours, fostering a harmonious community.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
2023 HIGHLIGHTS 6 >

About XPENG

XPENG

Founded in 2015 and headquartered in Guangzhou, Guangdong Province, China, XPeng Inc. is a technology company focusing on the future of mobility and dedicated to designing, developing, manufacturing and marketing smart electric vehicles. The Company's mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. With continuous investment in its full-stack in-house R&D, XPENG actively builds up its core technology capabilities and aims to become one of the leading smart EV companies in China.

By the end of 2023, the Company had established six R&D centers, which reside in Beijing, Shanghai, Guangzhou, Shenzhen, Silicon Valley, and San Diego. XPENG develops in-house its full-stack advanced driver-assistance system and in-car intelligent operating system, taking the lead in realizing the inflection point of advanced driver-assistance system technology adoption and customer demand. In alliance with partners, XPENG will propel the large-scale adoption of smart electric vehicles and relevant technologies, striving to become the preferred smart electric vehicle brand for Chinese consumers.

XPENG History

2015

Chengxing Zhidong founded.



2017

Entered into our Series A, Series A1, and Series A2 financing arrangements.



2018

Entered into our Series B, Series B1, and Series B2 financing arrangements.

Commenced delivery of XPENG's first Smart EV model, the G3, to customers.


YOUR
FIRST
CAR

2019

Entered into our Series C financing arrangements.



2020

Commenced delivery of XPENG's second Smart EV model, the P7, to customers.

Listed on the New York Stock Exchange (NYSE) (stock code: XPEV).



2021

Listed on the Stock Exchange of Hong Kong Limited (HKEx) (stock code: 9868).

Commenced delivery of XPENG's third Smart EV model, the P5, to customers.


9868.HK

2022

Launched the first self-operated store in Europe.

Commenced delivery of XPENG's fourth Smart EV model, the G9.



2023

Formed strategic partnership with the Volkswagen Group;

Achieved the highest MSCI ESG Rating of AAA.

Commenced delivery of XPENG's fifth Smart EV model, the G6.





ENVIRONMENTAL · SOCIAL · GOVERNANCE

ABOUT XPENG

7

XPENG's Honors

XPENG



Xuanyuan Award Top 10 Cars of the Year – XPENG G6

Automotive Business Review



The most users in autonomous driving campaign in one month – XPENG G6

Guinness World Records



Top 1 in Summer Test of range achievement rate and record breaker of charging power – XPENG G9

NAF (Norwegian Automobile Federation)



2nd place in Summer Test of range achievement rate – XPENG P7

NAF (Norwegian Automobile Federation)



People's Favorite Car of the Year in Norway – XPENG G9

Norway People's Favorite



Technological Frontrunner of the Year – XPENG G9

Denmark Auto Awards



Guangdong Hi-tech Enterprise Association – XPENG P5

Guangdong Renowned High-tech Product



Guangdong Hi-tech Enterprise Association – XPENG G3i

Guangdong Renowned High-tech Product

ENVIRONMENTAL · SOCIAL · GOVERNANCE

XPENG'S HONORS

8

XPENG's Honors

XPENG



National Green Factory - Zhaoqing XPeng Co., Ltd.

Ministry of Industry and Information Technology



Guangdong Advanced Lithium-Ion batteries (XPENG) Engineering Technology Research Center - Zhaoqing XPeng Co., Ltd.

Guangdong Association For Science and Technology



Guangdong Province Specialized and Sophisticated SMEs - Zhaoqing XPeng Co., Ltd.

Guangdong Association For Industry and Information Technology



Exemplary Case of Intelligent Manufacturing - Zhaoqing XPeng Co., Ltd.

Ministry of Industry and Information Technology



Outstanding Private Enterprise in Zhaoqing - Zhaoqing Xiaopeng New Energy Investment Co., Ltd.

Zhaoqing Municipal Committee



China's Top 500 Private Manufacturing Enterprises - Zhaoqing Xiaopeng New Energy Investment Co., Ltd.

All-China Federation of Industry and Commerce



Zhaoqing's 2022 Top 50 Scientific and Technological Innovators - Zhaoqing XPeng Co., Ltd.

Zhaoqing People's Government

ENVIRONMENTAL · SOCIAL · GOVERNANCE
XPENG'S HONORS
9 ›

Sustainability Management

XPENG has long upheld its sustainable development commitment by continuously improving its governance in sustainability, regularly communicating with the stakeholders and identifying material sustainability issues, consistently improving the level and practices of its sustainability management. In 2023, XPENG became one of the two domestic automotive companies selected into the S&P Global's Sustainability Yearbook, and was awarded the Industry's Best Progressive Company.

XPENG

1 | Governance Structure for Sustainable Development

XPENG continues to optimize its internal sustainable development governance structure. In 2023 , we renamed the "ESG Task Force" to the "ESG Working Group" and established a new "E/S/G/Communications Matrix Group" in parallel with the "ESG Working Group" to assist in the management of various ESG-related matters. As such, the Company's sustainable development governance structure of "Board of Directors - ESG Steering Committee - ESG Working Group & E/S/G/Communication Matrix Group" was eventually formed.



ESG Steering Committee
Chairperson: President
Members: Senior Management of Core Divisions
ESG Working Group
Team Leader: Vice President
Team Members: E/S/G/ Communications Team Head and Core Working Group Members
Environmental
Coordinating green operations, responding to environmental regulations, green finance and other related matters.
PICs of all related departments
Social
Coordinating quality and safety control, XPENG Public Welfare Foundation, employee growth and care, and other realted social issues .
PICs of all related departments
Governace
Coordinating governance structure, compliance, risk management and other related governance issues.
PICs of all related departments
Communications
Coordinating ESG related communication issues
PICs of all related departments

	Composition	Responsibilities
Board of Directors	Members of the Board	· Assumes overall responsibility for ESG work and oversees the Company's ESG direction and strategy; · Identify, assess and manage any significant ESG risks in Company's business; · Regularly meet and receive reports from the ESG Steering Committee and other relevant management teams; · In charge of reviewing and approving the Company's Sustainability Report and other ESG Management policies.
ESG Steering Committee	Led by the President of the Company, along with senior management of core divisions	· Formulate the Company's ESG vision, goals, strategies, policies, etc.; · Monitor the implementation of the Company's ESG strategy, review the progress towards the ESG goals, and provide advice regarding ESG performance; · Assess ESG related risks and opportunities and provide reports on ESG progress and relevant advices to the Board on a yearly basis; · Review the Company's ESG reports and other ESG related information disclosures.
ESG Working Group & E/S/G/ Communications Matrix Group	Led by mid-level management of core departments	· Responsible for the daily execution of ESG strategies set forth by the Board and the ESG Steering Committee; · Ongoing follow-up on the ESG requirements from regulators, investors and stakeholders; · Timely reporting on ESG performance, preparing ESG reports, and assisting the ESG Steering Committee in carrying out supervision and assessment.



ENVIRONMENTAL · SOCIAL · GOVERNANCE
SUSTAINABILITY MANAGEMENT 10 >

2 | Stakeholder Engagement

Stakeholder engagement is crucial for us to ensure our ESG management. We establish close ties with stakeholders through multi-pronged communication mechanisms, protecting stakeholders' rights to information and participate, and integrate stakeholder expectations gathered into the Company's operations, working together with all stakeholders to achieve sustainable development.

XPENG



Stakeholders	Key Concerns	Communication Methods
Government and regulatory authorities	• Compliant operations • Tax compliance • Energy saving and emission reduction	• Government-enterprise symposium • Information filing
Customers	• Product quality • Service experience • Information Security and Privacy Protection	• Online promotion • Offline exhibitions and promotional activities • WeChat public account • Product launch • Market research • Customer satisfaction survey
Employees	• Legitimate rights and interests • Compensation and benefits • Training and Education • Occupational Health and Safety • Diversity and equal opportunities	• Townhall meeting • Employee training • Internal and external websites
Investors	• Corporate Governance • Return on investment • Risk management • Transparent disclosure	• General Meeting of Shareholders • Roadshows • Regular information disclosure • Email and phone inquiries
Partners	• Supply chain management • Cost Control • Fair competition	• On-site investigation • Supplier meetings and audits • Supplier Contracts and Agreements • Supplier training
Community	• Rural revitalization • Assistance for disadvantaged groups • Environmental protection	• Participating in community projects • Social welfare activities • Low carbon awareness-raising activities
Media and NGOs	• Information disclosure • Media interaction • Contributions to NGOs • Impact on sustainable development	• Press conference • Media briefings

ENVIRONMENTAL · SOCIAL · GOVERNANCE
SUSTAINABILITY MANAGEMENT 11

3 Materiality Assessment to Identify Sustainability Topics Key issues We value stakeholder opinions and expectations. Through active communication and proactive research, we receive the opinions and Highly important issues suggestions of various stakeholders, identify important ESG issues and disclose the progress in managing relevant issues in the ESG report. Important issues Product Quality and Safety XPENG’s materiality assessment is mainly divided into the following stages: XPENG stakeholders to Business Ethics Based on the original list of important issues, we identify and classify 01 Information Security material issues for the reported year and build a database based on the and Privacy Protection Identifying the Material Issues Supply Chain Customer Service and Satisfaction Environmental following five aspects: national policies, company development plans, ESG Occupational Health Management disclosure standards, ESG rating indicators for the capital market, and peer and Safety Climate Change Governance issue bench-marking. Importance Green Technology Diversity and Equal Opportunity and Products Social Technological Innovation 02 Feedback is gathered from Directors, management, employees, customers, and Intellectual Property Rights investors, partners, media, the public and other stakeholders in daily operation Resource Efficiency Labor Management Stakeholder Communications regarding XPENG’s sustainable development as the basis for screening material issues. The Board participated in the screening, evaluation and supervision Corporate Governance processes regarding material issues, and several directors filled out materiality analysis questionnaires to provide feedback on the issues and suggestions Emissions management related to ESG management. Employee Training and Development According to the materiality principle, the survey results are statistically 03 Corporate Citizenship and Philanthropy analyzed, and each issue is given a different weight according to the degree Materiality Assessment and Review of risk. These issues are classified into two dimensions, “importance to the Company’s development” and “importance to stakeholders,” and lined up in Risk and Crisis Management order of degree of materiality, respectively, leading to a materiality mapping Water Resource Management matrix. The mapping results are reviewed and evaluated by the Company’s management and external professionals. 04 We design and implement action plans on materiality issues, highlighting the disclosure of relevant information in the report. XPENG’S 2023 ESG Importance to Company’s development Materiality Disclosure REPORT MATERIALITY MATRIX ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT 12

01

Excellent Products, Shaping the Future of Mobility Introduction

XPENG has always been adhering to its brand vision of "Explorer of Future Mobility" and is committed to leveraging technology to evolve the public's smart mobility. In ongoing efforts to explore, we maintain our leadership in technology and leverage high-quality products and services to drive the transformation of mobility towards a smarter, higher dimensional, and lower carbon future.

5,276.6 Million CNY	40%	727
Investment product and technology R&D .	Percentage of R&D total employees.	New patents granted.

EXPLORER
OF FUTURE MOBILITY



ENVIRONMENTAL · SOCIAL · GOVERNANCE
EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 13

[Feature story] Continuing to explore the boundaries Achievements in Innovation of the future 01 Intelligent Driving Mass rollout of XNGP ADAS that operates independently of HD map coverage in urban areas XPENG regards its technological leadership as the Company’s core competitive strength and brings together a number of “X” XNGP ADAS for urban driving will enable XPENG to be “the first one to enter technologies. We closely follow market demand dynamics and lead China’s automotive technology advancements by developing the second half of the EV race.” With map-lite design, XNGP for urban driving innovative products, cultivating R&D talents, and expanding our business in innovative fields. operates independently of high-definition (HD) maps. As of January 2, 2024, XNGP for urban driving is now fully accessible to users across 243 cities nationwide, and its geographical coverage continues to expand. XBrain, the ultimate architecture for all-scenario intelligent driving XPENG XBrain primarily comprises a deep vision-based neural network, XNet2.0, and the neural network-based planning and control system, XPlanner, amongst other modules. It boasts an industry-leading three-network-in-one perception architecture and continuous time series analysis capabilities. 1 Achievements in Technology Innovation It is the industry’s first perception architecture powered by large-scale models with spatiotemporal understanding capabilities. XPENG works closely with industry partners on research and development, and is committed to applying the latest research and development outcomes into actual products to enhance user experience and promote the advancement of the smart electric vehicle industry. At the same time, we are also actively collaborating with upstream and downstream enterprises in the value chain to jointly 02 Smart Cockpit create an open and win-win smart commute ecosystem to provide users with more convenient and smarter mobility solutions. “Xiao P” Voice Assistant integrated to XGPT Lingxi Large Language Model, and launch of the next-generation smart cockpit system, XOS Tianji First launched alongside the X9 launch, XOS Tianji is XPENG’s next-generation smart cockpit system, equipped with an all-new visual design and high-efficient interaction capabilities. The system supports multi-tasking operations, coupled with XDock-enabled custom editing and zero-level interaction with common functions. In addition, XPENG introduced the full-scenario perception SR to make accessible to a full spectrum of driving scenarios, improve driving safety. In terms of voice assistant system, XPENG has taken the lead in bringing voice interaction into the era of large language models, upgrading Xiao P AI voice assistant system and improving its perception and inference capabilities. Also, we plan to enable remote control of cars through mobile Apps for intelligent driving and voice interaction, driving efficiency improvement across various business operations. 03 Charging Technology Fast charging: XPENG S4 ultra-fast charger outputs a maximum of 480kW/670A, allowing users to enjoy high-quality fast charging. Safety: Equipped with batteries featuring outstanding fast charging capabilities, the 800V high-voltage platform ensure a safe, reliable fast charging experience. User-centric: Our S4 ultra-fast charging piles prioritize user experience. Through the S4 ultra-fast charging facilities, XPENG has reduced its car owners’ time spent on start charging to 15 seconds. In other words, charging can be initiated in as fast as 15 seconds once plugging in the cable, and no need to manually monitor after plug-in, making the charging process more efficient. High quality: XPENG’s charging capabilities are focused on providing users with an “efficient, intelligent, and heart-warming” energy replenishment system, and continues to expand its self-operated supercharging network. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 14

04 Electric Drive System Higher efficient electric drive system XPENG’s industry-leading next-generation electric drive system adopts a higher efficient electromagnetic solution, with an overall efficiency exceeding 93% when traveling at high speeds of 120km/h. In addition, our further optimized silicon carbide solution reduces key costs by 50% while ensuring power efficiency, allowing users to enjoy higher performance products at better prices. 05 On-board Computing Center The first on-board computing center integrated into cockpit system, improving performance by 50% XPENG released its first on-board computing center integrated into cockpit system, equipped with the XEEA3.5 electrical/electronic architecture as well as numerous functions. It improves our product performance by 50% and reduces costs by 40%, gearing towards the future of autonomous driving and general artificial intelligence. 06 Flying Car _“Land aircraft carrier” explores new low-altitude air mobility use cases XPENG AEROHT has identified two paths for flying cars development: the all-in-one flying car, and a modular vehicle for both ground driving and air travels. The all-in-one model optimizes the exterior design for lowering wind resistance. The modular model, on the other hand, can meet personal travel needs as well as supports public purposes, expanding the boundaries of mobility. 07 Smart Robots Bipedal robot featuring tactile sensing capabilities developed in-house XPENG Robotics have launched a new bipedal robot developed in-house. The robot boasts top-notch walking and obstacle-crossing skills, equipped with humanoid arms and dexterous hands which enable it to grasp objects in different shapes, while having tactile sensing capabilities. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 15

Industry Cooperation Building on its industry-leading technology capabilities, XPENG is committed to fostering in-depth cooperation within the industry to jointly promote the development of smart electric vehicle industry. We believe that by sharing resources, technology, and experience we will create better products and services and provide customers with a safer, more comfortable and more convenient mobility experience. XPENG Case Study XPENG and the Volkswagen Group form a long-term strategic partnership On July 27, 2023, XPENG announced that the Company and Volkswagen Group entered into a framework agreement on strategic technical collaboration. XPENG and the Volkswagen Group will jointly develop two B-class electric vehicles and explore more cooperation opportunities in multiple areas, including collaboration on next-generation electric vehicle platforms, software technology and supply chain. At the same time, the Volkswagen Group made a strategic minority investment in XPENG and signed a share purchase agreement. The two parties will establish a long-term strategic partnership and jointly explore the future of smart electric vehicles. Case Study XPENG and Didi reach strategic cooperation On August 28, 2023, XPENG announced that the Company and Didi reached a strategic cooperation to jointly promote the adoption of smart electric vehicles and accelerate progress towards “technology inclusion, intelligence equality.” This strategic cooperation centers on an A-class smart electric vehicle that will be rolled out to mass market as the initial product under a new brand of XPENG. This cooperation will bring XPENG to the next phase of multi-brand development, strengthening its technological competitiveness in the A-class market, and leading a new era of smart EV. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 16

2 | R&D Systems and Technology Roadmap

XPENG continues to optimize its product R&D systems, increase R&D investment and conducts in-depth research of market trends and customer needs to guide strategies for R&D and innovation. The Company sets a clear R&D strategy, by deploying international R&D centers and task forces as well as improving innovation incentives and IP protection measures. It is committed to maintaining its leading position in smart electric vehicle technology development and product innovation, creating more possibilities for the future of mobility. In 2023, we made significant investments in research on energy saving, power reduction and range extension, among other areas of intelligent driving, charging technology, electrical/electronic architecture and more. In 2024, XPENG plans to invest more than CNY 6 billion in technology research and development.

Indicators	2020	2021	2022	2023
R&D Investment (CNY million)	1,725.9	4,114.3	5,214.8	5,276.6
Number of R&D positions	2,063	5,271	6,313	5,401
R&D investment as a percentage of revenue (%)	29.5	19.6	19.4	17.2

XPENG adheres to the R&D strategy of "Leading in China and expanding globally", advancing innovations in autonomous driving, intelligent connectivity and core automotive systems through its leading integrated software and hardware technologies to lead the way to reshape the future of mobility. As China's pioneer in in-house development of full-stack autonomous driving technology, we have successfully enabled ADAS functions on mass-produced vehicles for highway and urban driving scenarios.

As of the end of 2023, XPENG has already established 6 R&D centers in Guangzhou, Shanghai, Silicon Valley, San Diego, among others, and gradually built out its R&D systems that take the lead in China with global reach.

3 | R&D Talent Cultivation and Incentives

In order to strengthen the Company's foundational research findings and keep up with the industry's forward-looking research trends, XPENG continues to deepen the construction of its R&D talent team, ensuring sufficient reserves of high-quality R&D talents. The Company's founders and senior management team consist of well-seasoned technical experts across various industries, providing XPENG with solid talent support. For 2023, the Company's R&D team had a total of 5,401 personnel, accounting for 40% of the Company's total employees.

XPENG attaches great importance to R&D and innovation, and incorporates R&D achievements into employee performance evaluations that has effects on remuneration. For employees who have made outstanding contributions in the field of intellectual property such as patented inventions and software works, we provide generous bonus incentives along with employee awards such as Outstanding Inventor Award. Every quarter, we publish ranking in terms of patent applications and inventor credit ranking, aiming to stimulate employees' innovative vitality in a concert effort to propel the Company's technology advancement.





ENVIRONMENTAL · SOCIAL · GOVERNANCE
EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 17

In 2023, XPENG

727	16	95
Obtained patents	Obtained copyrights	Obtained trademarks



4 | Intellectual Property Protection

XPENG complies with laws and regulations such as the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China, and the Copyright Law of the People's Republic of China. The Company continuously improves its intellectual property management framework, and has issued the "Rules and Policy for Intellectual Property Protection" and " Measures for Management of Intellectual Property Work", "Measures for Management of Patent Work" and other company policies, and further revised the "Measures for Management of Intellectual Property Work " in 2023 to strengthen the protection of the Company's trademarks, patents, copyrights and other intellectual property rights. The intellectual property task force under the legal department is dedicated to the Company's intellectual property matters. At the same time, the intellectual property management system is integrated into the Company's Feishu system. Patents, trademarks, copyrights and domain name-related work can be managed through the intellectual property management system, ensuring the development of intellectual property in an effective and efficient way. In addition, relevant employees must fully sign the "Confidentiality and Non-Competition Agreement" and the "Intellectual Property Ownership Agreement" to protect business secrets. The Company had no intellectual property infringement disputes in 2023.

In 2023, XPENG obtained 727 new patents in key technological fields such as autonomous driving, intelligent connectivity, vehicle development, and battery, motor and electrical control systems. As of the end of 2023, XPENG has obtained a total of 2,683 patents.

XPENG

01 Protection Mechanism

- In 2023, the Company revised the " Measures for Management of Intellectual Property Work " to improve the process of intellectual property application and relevant reward distribution.
- In 2023, the Company established an intellectual property infringement feedback mechanism, actively monitoring infringement clues in the markets by various means, and initiating rights protection projects after legal department's assessment to comprehensively protect our own intellectual property rights.

02 Infringement Risk Screening

- Throughout the process of vehicle development, we incorporate audit review valve points in the analysis of infringement risks of planned patents to create an audit valve point report.
- In terms of regular technology development, the Company's legal department assists R&D personnel in screening infringement risks and provides relevant risk assessment suggestions.
- In terms of supplier cooperation, we require suppliers to sign non-infringement commitment terms and conduct internal evaluations.

03 Specialized Training

- In 2023, XPENG provided 11 intellectual property training sessions for legal and R&D personnel, covering strategies in rights protection, general knowledge, technical briefing writings and patent risk analysis, etc., to enhance employees' professional capabilities in the field of intellectual property.
- The Company carried out awareness-purposed online and offline activities on the World Intellectual Property Day to enhance employees' intellectual property awareness.
- The Company invited the Patent Examination Cooperation Guangdong Center and domestic and foreign partner law firms to conduct 4 trainings for internal patent staff to enhance employees' skills and knowledge in patent work.

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18

1.1 Quality Products 1.1.1 Product Series3 XPENG consistently prioritizes product quality and safety and is committed to providing consumers with high-quality products. XPENG Through strict quality control systems and advanced production processes, we ensure that each vehicle meets high quality standard requirements. At the same time, the Company attaches great importance to the research, development and QC X9 testing on product safety performance and adopts advanced safety technology and equipment to provide passengers with all-round protection. XNGP full-scenario advanced driver-assistance system 800V high-voltage ultra-fast charging platform First launch of XPENG’s latest XOS Tianji smart cockpit system G9 XNGP full-scenario advanced driver-assistance system 800V high-voltage ultra-fast charging platform Advanced double-chamber air suspension & four-wheel drive torque distribution system G6 XNGP full-scenario advanced driver-assistance system 800V high-voltage ultra-fast charging platform First production model based on SEPA2.0 Smart Electric Platform Architecture P7i XNGP full-scenario advanced driver-assistance system Premium coupe curve design & scissor door design Advanced four-wheel drive torque distribution system, offering multiple driving modes P5 Industry-leading advanced driver-assistance system X Robot Face dynamic smart aesthetics design X-Safety comprehensive active and passive safety, X-HP smart thermal management system Note: 3. Certain features of the models may vary according to the configuration. Please refer to the actual configuration of the products. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 19

1.1.2 | Product Quality

XPENG continues to heighten its quality management standards. In the development process of vehicle powertrain system, we fully comply with the laws and regulations of the European Union and strictly comply with the requirements of WLTP[4]. We have formulated a series of management procedures such as the Process Quality Control Procedures and the Vehicle Inspection and Control Procedures to determine the standardized process of quality management and the quality control responsibilities of each department, aiming to steadily improve product quality. The Company has set quality standards in the field of supplier quality engineering (SQE), encompassing five major sub-sectors and a total of 30 sub-targets. At the same time, we formulated the annual SQE progressive plan and conducted monthly performance follow-up. In 2023, XPENG P7/P7i and XPENG G9 obtained WVTA certification. On November 15, 2023, XPENG G9 was awarded as the 2023 Automotive Disciplined Innovator.



Note: 4.WLTP, World Light Vehicle Test Procedure

Quality Management System

XPENG has established a company-wide Product Safety Management Committee, which is chaired by the President of the Company and comprises of each head of tier-1 departments. The Committee has set up a Product Safety Management Office to promote the implementation of various decisions and conduct day-to-day management, including the establishment and ongoing improvement of product quality and safety systems and mechanisms, and the arrangements of employee safety and quality training. In addition, the Company has established an internal product safety working group in charge of multiple special fields to standardize internal processes, forming a joint working mechanism. The responsibilities of the working group include identifying product safety technical requirements, standardizing safety design, strengthening operation data analytics and mining, conducting problem analysis and solving, and propelling toward product safety goals, etc., to improve XPENG's product quality and safety.

We have formulated internal management systems such as "XPENG Channel Operation Management Regulations", requiring dealers to strengthen vehicle quality control to ensure vehicle safety and integrity of vehicles with corresponding certificates, toolkits and quality control of vehicles.

XPENG

01
Warehouse management of vehicle products

After the vehicles for delivery arrive at the store, dedicated personnel will be responsible for conducting spot checking and inspection on a case-by-case basis, including appearance/interior decoration/function/chassis/vehicle registration certificate, etc., and recording any relevant information in the system.

02
Quality damage treatment of vehicle products

Assign a respective category determined according to the cause of the quality loss, where the identified issue is systematically recorded by dedicated personnel and handled according to the corresponding processes.

03
Outbound inspection of vehicle products

Designated personnel will check the vehicle status according to the prepared delivery list to ensure that the vehicle delivery standards are met.

In 2023, the Company carried out a comprehensive management upgrade of the quality management system. By strengthening the integration and merge between different systems, the product quality management was focused on reaching a new level of quality control. Guangzhou Xiaopeng Motors Technology Co., Ltd. has obtained the ISO 9001 Quality Management System certification, covering the full-spectrum processes across research, production and sales.

CQC A
Zhaoqing Xiaopeng New Energy Investment Co., Ltd. obtained CQC Class A Enterprise Qualification

ISO 9001
XPeng Inc . has obtained the ISO 9001 Quality Management System Certificate.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION
20 >

Quality Management Objectives

In accordance with the "Quality Objective Management Procedure", XPENG delegates the annual first-tier quality targets into various relevant centers and departments, clarifying monitoring frequencies and reward and punishment rules to ensure that the targets are closely linked to organizational performance. In order to monitor the achievement of goals in real time, we use online quality dashboards to conduct center-level and company-level quality meetings, and review, report and improve every month to ensure the smooth progress towards our targets. With the quality management strategy 2.0, we have built a full-process quality control system that penetrates the entire process and breaks it down into five major areas year by year.

01 Phase 1

Establish a self-sustainable closed loop system

02 Phase 2

Make the self-sustainable closed loop system fully operational

03 Phase 3

Leading in quality and setting the industry benchmark



Product Quality Assurance

In response to quality issues, we comprehensively conduct problem analysis across systems, R&D, manufacturing, supply chain and other operation areas, carrying out special research projects, identifying weak links in management, and formulating corresponding countermeasures to prevent similar problems from happening again. In 2023, the Company launched seven major quality special actions, covering 493 suppliers.

XPENG

01 Systems

- In 2023, we comprehensively planned and implemented audit and management skill improvement activities for our systems, processes, and products. The Company actively explored quality assurance models for new energy vehicles, adapted to the application of new technologies, aiming to improve our mechanisms of standardized and process-based management to provide better products and services.

02 R&D

- We formulated and announced the Product Safety Design Management Procedure that encompasses the full life cycle of vehicles or products, while adding new deliverables related to functional safety and information security to the list of vehicle deliverables.

03 Manufacturing

- In terms of new vehicle technology, the inspection line added automatic driving calibration equipment, adaptive cruise control and lane departure calibration equipment to ensure the accuracy of vehicular functions.
- Carried out tests on more than 10 types of road conditions and 43 functions to strengthen autonomous driving capabilities.
- Verified the wading depth, vehicle speed, wading time and other aspects of various national standards and landmarks to ensure that the products meet all standard conditions.
- Achieved traceability of all critical parts information with information retention of 10 years.
- Conducted multi-scenario and multi-frequency automatic testing to improve quality and reduce costs.

04 Supply

- Formulated the "Chip Supplier Audit Guide", "Device PPAP Approval Requirements" and "Supplier Chip Management Capability Evaluation Form" to improve the construction of the quality management system.
- Strengthened the preliminary design process review during the development stage of new vehicle models, to identify and avoid potential design process issues in advance.
- Pre-identified and responded to management risks with production fluctuation, accelerating IQC talents transition, and easing SQE on-site pressure.
- Launched special initiatives encompassing supplier quality, involving seven items in total including assistance to improve weak-point suppliers and APQP 29 trainings for D01 suppliers, in order to strengthen supplier management.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
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XPENG strictly complies with national laws, regulations and measures including the "Regulations on the Administration of Recall of Defective Automobile Products " and the "Measures for Implementation of Regulations on the Administration of Recall of Defective Automobile Products", and has formulated internal product recall management systems such as the "Administrative Measures for Recall of Defective Automobile Products", improving the Company's product traceability and recall system and protecting the basic rights and interests of consumers. In 2023, the Company had no recalls due to product quality or safety issues.

Indicator	2020	2021	2022	2023
Number of product recalls (vehicles)	0	13,399	0	0

Indicator	2020	2021	2022	2023
Balance at the beginning of the stipulated warranty period (unit: thousand CNY)	34,597	111,351	371,140	641,062
Fees paid during the warranty period (unit: thousand CNY)	925	32,352	61,551	228,674
Operating income (unit: thousand CNY)	5,844,321	20,988,131	26,855,119	30,676,067
Warranty expenses as a percentage of annual revenue	0.016%	0.15%	0.23%	0.75%

XPENG

Emergency Response Assurance

In order to strengthen its ability to handle risk incidents and maximize risk prevention and resolution, XPENG has formulated the "Management Measures for National Standard Data Quality", the "Management Measures for Market Quality Information" and the "Management Measures for Quality Issues" to improve the process of analysis and resolution of quality-related problems. At the same time, we have formulated emergency response plans for all products, and have diversified and improved the safety of our supply chains by conducting dynamic evaluations and hierarchical management, while promoting VMI supplier practices and muti-echelon supply chains.



ENVIRONMENTAL · SOCIAL · GOVERNANCE

EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 22

1.1.3 Product Safety XPENG adopts the product safety management guideline of “valuing safety and innovation, upholding compliance and responsibility”, and has formulated and released internal management systems related to product safety, such as the “Product Safety System Management XPENG Leadership Commitment to Product Safety Manual”, “Product Safety Design Procedures”, “Safety Design Standards for Power Batteries”, “Management Measures for Investigation of Potential Safety Hazards in New Energy”, and “Emergency Plan for Major Electric Vehicle Accidents”, to establish and improve the safety Ensure the formulation of product safety policies and goals and adapt them to the management system for the entire product life cycle. In addition, guided by the goal of safe production, we have further defined safety 1. Company’s strategic decisions. responsibilities, safeguarding the Company’s stable operation and high-quality development. Ensure that product safety management system requirements are integrated into the 2. Company’s business processes. XPENG 3. Ensure the ample provision of resources required for the product safety management system. 4. Communicate the importance of product safety management system requirements. 5. Ensure that the product safety management system achieves its expected results. 6. Guide and support employees to contribute to the effectiveness of the product safety management system. 7. Promote continuous improvement of the product safety management system. Support relevant management roles in demonstrating leadership within applicable areas of 8. responsibility. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 23

XPENG Mechanism Construction Established an “Electric Vehicle Major Accident Emergency Plan” and “Extreme Weather Response and Management Measures” to formulate complete response and disposal procedures for different levels of accidents to ensure timely and effective response to various emergencies. Established a three-level response plan and a “7×24 hour” all-weather accident emergency response channel to ensure clear work authority when a crisis occurs. Risk Monitoring In accordance with the G B/ T 329 60 -201 6 “ Technical Specifications of Remote Service and Management System for Electric Vehicles” standard, a new energy vehicle enterprise monitoring platform (National Standard 32960 Platform) was established, allowing real-time monitoring of the entire vehicle, power battery, drive motor, vehicle faults and other related information. Risk Assessment The Product Safety Working Group is responsible for formulating product safety assessment guidelines, conducting risk assessments, and classifying and prioritizing potential safety risks. Records of the entire process are retained for subsequent analysis. Product Safety Audits The Company has established a set of safety management indicators for monitoring product quality and safety, operational safety, accident response and analysis, etc., and regularly conducts monitoring, measurement, analysis, evaluation and improvements. In addition, the Company also conducts internal audits at least once a year to ensure the adequacy and effectiveness of the product safety management system. Product Safety Training Launched a one-stop knowledge zone for smart vehicle safety, covering regulatory standards, technical standards, safety procedures and practical cases. The Company pushed this learning resource to all employees, aiming to provide guidance and learning materials related to smart vehicle safety for project decision makers and developers, supporting them to be more accurate and comprehensive in decision-making and judgment processes. In 2023, the Company carried out product safety knowledge Q & A events, in which a total of 85 relevant professionals participated. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 24

XPENG G9

EURO NCAP Rating: 5 Stars

C-NCAP[5] Rating: 5 Stars (Comprehensive Score: 92.2%)

China Auto Health Index (C-AHI) : 5-Star Rating



XPENG G3

C-NCAP Rating: 5 Stars (Comprehensive Score: 92.2%)

C-IASI[6]: 3 indicators won China Insurance Automotive Safety Index G rating (excellent)



XPENG P7

EURO NCAP Rating: 5 Stars

C-NCAP Rating: 5 Stars (Comprehensive Score: 89.4%)



XPENG P5

C-IASI: 3 indicators won China Insurance Automotive Safety Index G rating (excellent)

China Auto Health Index (C-AHI) : 5-Star Rating

i-VISTA: 5-Star Rating



Note: 5. C-NCAP is the abbreviation of China-New Car Assessment Programme. C-NCAP conducts comprehensive safety performance testing of the cars, including passenger protection, pedestrian protection and active safety.

6. C-IASI is the "China Insurance Automotive Safety Index". The test items include crashworthiness and maintenance economy index, vehicle occupant safety index, pedestrian safety index outside the vehicle, vehicle auxiliary safety index, etc.


NSAI
NSAI

UN R155

XPENG was awarded UN R155 (United Nations Economic Commission for Europe Regulation No. 155) Compliance for Cyber Security Management System Certification.



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1.2 Quality Service 1.2.1 Customer Rights and Interests Protection With the mission of “in pursuit of customer-centric value creation, leveraging advanced technology to create a more XPENG puts customer rights and interests first. We focus on listening to customers’ voices, establishing, and improving customer complaint convenient and pleasant mobility lifestyle,” XPENG upholds high-quality services as our cornerstone, and is committed to management mechanisms, and strictly protect customers’ personal information. We adhere to responsible marketing practices, and actively creating exquisite products and excellent service that satisfy customers through a wealth of service solutions and personalized respond to the personalized and diverse needs of customers, providing smart services to XPENG owners. service details. XPENG Customer Privacy Protection XPENG attaches great importance to information security and We have established an information security and compliance customer privacy protection, and strictly abides by relevant management system and set up a dedicated Information laws, regulations and rules such as the “Cybersecurity Law Security and Data Compliance Committee, which is chaired of the People’s Republic of China”, the “Data Security Law of by the Vice Chairman of the Company and joined by the Vice the People’s Republic of China”, the “Personal Information Presidents of relevant business lines. The Information Security Protection Law of the People’s Republic of China” and the and Data Compliance Committee has set up an Information “General Data Protection Regulation (GDPR)”. The Company Security Working Group and a Data Compliance Working Group has formulated and issued internal pollicies such as the “XPENG to closely coordinate and handle relevant emergencies, timely Privacy Policy” and the “XPENG Network Platform Privacy monitor and evaluate the conditions around important business Policy” applicable to all employees to improve our customer systems, and make every effort to prevent the occurrence of privacy protection system, and strengthen the standardization data breach, reducing cybersecurity risks. In the past three of full-lifecycle management of all data information. In 2023, years, XPENG has not experienced any data breach or network we amended seven polices, including the “Information Security security incidents, and has not been subject to any penalties and Privacy Protection Management Manual”, applicable to all due to information security vulnerabilities or other network employees of the Company. In addition, in adherence of privacy security incidents. protection policies, we carried out internal inspections in each quarter of 2023, and engaged external audit institutions to carry out annual compliance audits to incorporate privacy protection into all aspects of our business activities. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 26

In 2023, the Company obtained ISO 27001 Information Information Security and Data Compliance Organizational Structure ISO 27001 Security Management System Certification. Information Security and Data Compliance Committee In 2023, the Company obtained ISO 27701 Privacy Information Chair: The Vice Chairman of XPENG ISO 27701 Management System Certification. Members: Vice Presidents of various business lines Responsibility: Coordinate the management of information security and data compliance, and approve and supervise relevant affairs Seven core systems passed the Level 3 Evaluation of the 7 National Cybersecurity Level Protection. Information Security Working Group Data Compliance Working Group Information Security & Cloud Technology Legal Department Responsibilities Department, Data Intelligence Center Responsibilities: Responsible for cybersecurity, information security Responsibilities: Responsible for data compliance matters and data security matters related to the Company’s business related to important data, personal information protection, and data cross-border involved in the Company’s business XPENG ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 27

XPENG

01
Privacy risk screening

- We have integrated the principle of privacy protection into the Company's product development and system architecture while carrying out Data Protection Impact Assessment (DPIA) to identify and mitigate privacy risks before data processing. We have also launched the General Data Protection Regulation (GDPR) compliance program and released the "XPENG White Paper on GDPR".

02
Data collection procedures

- Following the principles of legality, legitimacy, and necessity, we explain to users the methods of collection, use, retention, and protection of all personal information through documents such as privacy policies, product/function descriptions, and service scenario guidelines. Before users register and use relevant product functions and/or service scenarios, we will clearly inform users and allow users to choose whether their data is to be collected, used, retained, and processed.
- We collect customer information mainly according to the purpose of product functions and/or service scenarios. Due to the large number of models and their product functions/service scenarios, the personal information that we collect, and processes may vary depending on different models, software versions or specific functions/service content. The actual situation of the functions/services used by customers shall prevail, and users are notified mainly through privacy policies and voice warnings.

03
Information security storage

- We comply with statutory requirements regarding where, how and for how long personal information shall be stored, and take appropriate encryption, de-identification and other technical measures for the storage of information.
- The internal use of data is subject to the minimum necessary rule, and must go through our security compliance review process to prevent risks associated with outbound data transfer and protect personal information rights.

04
Information archiving and deletion

- Customers' personal information shall only be retained within the period necessary to achieve the purpose stated in the product functions and/or service scenarios and the period required by laws and regulations, unless otherwise stipulated by laws and regulations or authorized by the personal information entities. After the above storage period is exceeded, we will delete or anonymize the personal information of our customers.

05
Privacy protection training

- We actively promote the strengthening of information security and privacy compliance awareness, regularly conduct privacy protection training covering all employees, and establish public feedback channels. As an important part of the Company's data security governance work, we implemented a project for constructing an information leakage prevention system in 2023, and revised the confidentiality clauses of the "Employee Code of Conduct", adding penalty requirements for data leakage incidents, and completed information confidentiality training and exams for all employees.

06
Emergency response

- We have formulated policies such as the Measures for Management of Information Security Emergency Response and the Contingency Plan for Information Security Incidents and relevant measures for handling emergencies, clarifying the process for handling information security incidents to safeguard against information security risks. During the Reporting Period, we carried out a "Data Leak Drill – Extortion Incident" drill, coordinated by all relevant departments, aiming to deal with potential data leakage incidents through desktop exercises. In 2023, the Company organized 3 information security protection drills and 7 externally certified information security protection drills.
- We conduct annual audits on SOX listing compliance, ISO 27001 & ISO 27701, GDPR compliance and European WP29 compliance, we also conduct assessment on the national information system multi-level protection each year. Additionally, we carry out third-party vulnerability analysis, including simulated hacker attacks, during each system update in order to strengthen our information security management capabilities.

07
Third-party liability

- All cooperations with third parties are subject to relevant processes and approvals, and require signing a confidentiality agreement that defines confidential information, confidentiality obligations, and liabilities for breaches of the agreement.



ENVIRONMENTAL · SOCIAL · GOVERNANCE

EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 28 >

0 piece

Number of information security breaches or other network security incidents

0 piece

Number of data breaches

0 person

Number of customers and employees affected by company data breach

0 CNY

Fines paid due to information security breaches or other network security incidents

0 complaints

Complaints received from regulators and other external agencies regarding breach of customer privacy

XPENG

Customer Communication Channels

XPENG places a high premium on active communications with its customers. The Company maintains open customer communications through a diverse range of channels. Our clients can contact us through various channels on all problems or needs, including through our 400 customer hotline, online customer service, XPENG's APP service group, enterprise WeChat service group and nationwide sales stores to make sure that customers' opinions and suggestions are responded to in a timely and effective manner.

Customer Complaint Resolution

XPENG strictly abides by the Law of the People's Republic of China on the Protection of Consumer Rights and Interests and has established the "XPENG Complaint Handling Management Measures" to regulate the acceptance and feedback of consumer complaints, ensure unimpeded customer communication channels and effectively protect the rights and interests of our consumers. At the same time, we actively improve the service quality of our complaint handling personnel through internal and external training, case studies, personnel certification, and other methods to ensure customer satisfaction. In 2023, 45,881 customer complaints were received through our 400 customer hotline. 100% of complaints were responded to and resolved, with 80.06% complaint handling satisfaction rate.

01
System guarantee

Handling customer complaints in accordance with the "XPENG Complaint Handling Management Measures", optimizing the complaint handling experience and improving customer trust through standardization, scenario-classified handling, performance evaluation and other methods.

02
Process assurance

We continuously improve our closed-loop complaint handling mechanism, where our professional customer service department is in charge of all the work, including timely verifying problems and communicating with customers as well as following up on the resolutions, effectively satisfying our customers' needs. At the same time, we actively listen to customers' feedback on the effectiveness and efficiency of complaints handling, evaluate the feedback and drive internal optimization to further enhance long-term customer satisfaction.

03
Technical support

Through advanced technologies such as vehicle self-diagnosis functions, intelligent fault diagnosis and remote treatment, potential faults that may lead to complaints can be identified in a timely manner and handled in advance to reduce the possibility that the relevant problems turn into complaints.


X9

ENVIRONMENTAL · SOCIAL · GOVERNANCE
EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 29

Responsible Marketing XPENG upholds the principle of integrity operations, and strictly abides by the Advertising Law of the People’s Republic of China and other related laws and regulations, formulating internal policies on responsible marketing. We standardize our advertising messages and advertisement application and review processes, and ensure that products are not exaggerated or falsely advertised in the marketing process to protect consumer rights and interests. XPENG We will continue to strengthen our responsible marketing practices, 01 providing our sales team with compliance training. We will inform Marketing training customers of all risks as well as the proper use of our products, and ensure fair marketing throughout the entire process of sales, delivery, and after-sales. Any related problems and questions are dealt with and answered in a timely manner. 02 We incorporate compliance marketing into the evaluation for sales commission as a key indicator. If there is any infringement, the sales Performance evaluation, incentive commission for the month will be affected accordingly. For the and punishment mechanism person directly responsible for the infringement, different degrees of disciplinary punishment will be applied in accordance with the Employee Code of Conduct and other relevant rules and regulations. Furthermore, given the number and severity of violations occurred in a sales store on annual basis, the store managers will be held accountable accordingly. 03 We provide green/eco lifestyle products, degradable goods and other eco-friendly products in our official online store; we encourage Sustainable consumption consumers to purchase as they need, and our sales staff is trained to recommend most suitable (non-expensive/highest margin) products according to user needs, and encourage customers to use privilege points for purchase to the greatest extent first, allowing rights and interests for our customers as much as possible. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 30

1.2.2 | Providing Quality Service

XPENG is committed to providing a distinct smart experience for customers as it is at the core of the future mobility experience. To meet the needs of smart EV customers, we have tailored an improved service system with the aim to provide a better user experience. We have established a sales management platform to provide customers with comprehensive pre-sales and after-sales services in accordance with the "XPENG Measures for the Management of Its Commitments to Customers" and relevant directive procedures and standards. During the pre-sales stage, the sales operation department and the user development department are jointly responsible for formulating business strategies and planning sales networks and channels; while in the after-sales stage, the regional service departments focus on the formulation of after-sales service strategies and procedure standards. The platform also encompasses regional management across major regions in China to ensure effective pre-sales and after-sales service management at XPENG's sales and service network.

Improving Customer Service

Led by a professional service strategy department, we design customer study and education content based on customers' commonly used functions, frequently asked questions, and customer behavior and preference shifts due to seasonal or cyclical effects. We provide richer customer care services to let customers learn how to use XPENG's products through more channels and to improve their recognition of our services.



We have established a unified operation mechanism to retain customers and gain reputation through a variety of servicing activities. We unite brand headquarters and regions to provide all-around customer care, including on-site maintenance, holiday gifts, etc., and designed localized service solutions within special timeframes. In 2023, the Company held over 300 customer servicing events, hosting more than 160,000 people.



Through channels such as the XPENG APP and Enterprise WeChat, the Company has equipped its stores with a dedicated "XPENG steward" online service team, integrating the online and offline service interface. Using our knowledge database, customer profile systems and remote diagnostic tools, our team is able to promptly answer and address customer questions. Simultaneously, we are able to provide efficient technical support through enabling timely customer communications with professional technical experts.



Building on our technology innovation, the Company provides full-chain intelligent maintenance service capabilities to quickly solve technical vehicular problems. We optimized our appointment process for maintenance services and improved service experience through large-screen reminders and one-click to get expert appointments. During in-store maintenance services, customers can authorize no-key maintenance services by one click. At the same time, the Company implements a paperless service process, and provides customers with service documents in a transparent, environmentally friendly and efficient manner.



XPENG Energy Replenishment System

XPENG takes customer real-life scenarios into consideration of the siting of charging stations so as to enable its electric vehicle owners to charge their cars in the most convenient way.

01
Super charging resource sharing in remote areas

XPENG is the industry's first electric vehicle maker with a charging network that covers all prefecture-level administrative regions and centrally-administered municipalities across China (337 cities in total). In regions where super charging resources are scarce, XPENG provides the rarely seen 180kW DC super charging services.

02
3 km energy replenishment life circle

XPENG continues to expand its energy replenishment network. The "3 km Energy Replenishment Life Circle" covers more than 83% of car owners in 10 core cities including Beijing, Shanghai, Guangzhou and Shenzhen so that the time needed for the car owners from departure to charging facility is reduced to less than 10 minutes. In more than 300 cities including Guiyang, Kunming, Huangshi and Guilin, the coverage of the "3 km Energy Replenishment Life Circle" reaches up to 71%.

In 2023, XPENG Supercharging is available in all prefecture-level administrative regions and municipalities across the country.


S4
超级充电
SUPERCHARGER

ENVIRONMENTAL · SOCIAL · GOVERNANCE
EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION
31 ›

X-SERVICE: Smart and Fast Service for a More Pleasant Experience X-CERTIFIED Certified Second-hand Cars X-SERVICE is an online, easily accessible mobile smart service built for users based on the XPENG Intelligent Service Platform, and is XPENG is committed to creating an intelligent and high-quality second-hand car trading service chain, allowing car owners to sell or committed to bringing XPENG owners excellent service experience which is significantly better than the traditional one. replace vehicles with efficient value preservation, and allowing car buyers to choose and purchase vehicles transparently and safely, creating a “new” travel life for all. XPENG XPENG 01 Through an exclusive service group, the service partner meets the 01 Establish an intelligent assessment with an objective and full-cycle service needs of users during the order, delivery and use reasonable official certification system, providing 199 official tests, Online | exclusive group service of our cars. Buy with confidence original factory upgrades, official transaction transfers and other services to ensure efficiency and safety, and provide certified second-hand car financial solutions. 02 An integrated solution to provide users with online pre-diagnosis 02 We protect the rights and interests of second-hand car owners, and appointment services. offering the basic services of new cars; we provide a 7-day return Intelligent | Integrated smart diagnosis Use with confidence policy and exchange services, and establish a full-cycle after-sales maintenance record tracking. 03 Using our intelligent service platform to trigger mobile services, we Implementing the “rest assured replacement” service for our brand, offer one-hour distance to service within the core urban area, to 03 which provides high subsidies, insures 30 days of service, and Mobile | one-hour distance to service better meet the needs of car owners. Sell with confidence provides safe and convenient official one-stop service. ENVIRONMENTAL SOCIAL GOVERNANCE EXCELLENT PRODUCTS, SHAPING THE FUTURE OF MOBILITY INTRODUCTION 32

1.2.3 | Ensuring Customer's Safety

XPENG is dedicated to increasing user safety consciousness in driving with ADAS, and has launched the industry's first intelligent driving safety framework - "intelligent driving points", which is designed to guide car owners to follow the standards when using ADAS functions, to help car owners understand the safety boundaries of driving with ADAS, and to improve their safety consciousness. XPENG intelligent driving safety framework centers on "intelligent driving points" which encompasses education and assessment, including pre-entry training, admission assessment, and safety reminders in use, aiming to provide users with all-round safety protection during all stages of ADAS usage.

XPENG

01
Safety Education

We launched online classroom on ADAS with courses covering ADAS basic information and knowledge, user manuals and other relevant content. It aims to improve user's safe driving skills through entry-level technological knowledge education, progressive technological knowledge learning, and user manuals, allowing driving become smarter, safer and more convenient.

02
"Intelligent Driving Points" Reminders

When it is occurred that a driver using ADAS to assist his/her driving doesn't engage in steering, or is predicted in fatigued driving with frequent lack of attention to road conditions and similar risks, the points system will deduct points to the extent of degrees of danger. Simultaneously, the system will prompt relevant safety reminders and corresponding learning content on safety to users, such as checking appropriate intelligent driving illustration graphs, reading safety instructions of functions, and participating in relevant safety behavior questionnaires to help users improve their consciousness and skills of safe driving.

03
"Intelligent Driving Points" Incentives

High-score drivers (referred to users intelligent driving score balance greater than 90 points) can gain privileges to enjoy priority in invitation to the beta tests of XPENG OTA in the future.


小鹏汽车智能驾驶
安全考试
P7i

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1.2.4 | Shaping the XPENG Owner Culture

XPENG has skillfully built out the "XPENG Owners Club" platform, dedicated to providing a warm and friendly communication space for our car owners. To further enrich the car owner's daily life with cars, we have organized a series of high-quality cultural activities for car owners, such as "X-MOMENT" and "X-walker." These initiatives not only help strengthen the interaction and connection between car owners, but also allow them to feel the unique charisma of XPENG in a relaxed and pleasant environment.

X-MOMENT: We create exclusive and high-end car owner activities for our premium customers, spreading XPENG's spirit of exploration.

[Case Study]: XPENG x Leica Akademie "The Most Aesthetic P7 Photography Contest"
In 2023, we joined hands with the Leica Akademie to launch the "The Most Aesthetic P7 Photography Contest". Simultaneously, we invited photography experts from the Leica Akademie to give lectures on filming and taking photos, as well as bring an expert-level photographic experience to XPENG Owners. More than 3,000 entries of high-quality P7 photos were received during the event.



X-walker: it is also known as XPENG owner volunteers, made up of loyal owners who highly identify with the XPENG brand, products and culture. We invited them to participate in special activities, such as public welfare events, auto shows and store marketing activities where we build closer ties between car owners and XPENG.



X-EXPLORER: It consists of enthusiastic and insightful XPENG owners who are early adopters of XPENG's new models, innovative software and premium products. They would communicate face-to-face with product managers and business unit leaders, and provide valuable feedbacks and suggestions for product design and iterative development.



XPENG Owners Meet and Greet: During the XPENG Owners Meet and Greet, we invited XPENG's product experts, industry opinion leaders, and seasoned "XPENG owner gurus" as the participants in fireside chats, aiming to provide participants with professional insights and in-depth discussions in various areas.


PAC-MAN

XPENG Moments: XPENG Moments are focused on bringing a multi-faceted lifestyle, looking to become a creator of fruitful lives. It features a variety of interest proposals co-created with XPENG owners in an effort to create a diversified lifestyle sharing platform, and to explore the vitality of XPENG's lifestyle.





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1.2.5 | Improving Customer Satisfaction

XPENG strives to offer a higher-than-expected service experience. We strictly comply with the Law of the People's Republic of China on Protection of Consumer Rights and Interests and build out our customer satisfaction assessment system, consistently improving the customer satisfaction. We further develop customer satisfaction key performance indicators, and regard customer feedback as an important reference for subsequent work improvement. We continuously optimize product and service quality. XPENG's customer satisfaction rate reached 96% in 2023, meeting our targets. The Company conducted monthly NPS[7] surveys with a focus on the possibility of making recommendations of XPENG products and services to others by customers. More importantly, we leverage the feedback gathered from these surveys for customer follow-ups in addition to improvement plans for relevant departments to enhance our owners' product and service experience. In 2023, the NPS average score increased 8% compared with 2022.

XPENG

01
Previous goals review and new goals setting

We reviewed the achievements of previous goals to provide a reference for service experience improvement and goals setting for the current period, in order to better fulfill customer needs.

02
Multi-dimensional evaluation indicators

In order to have a comprehensive and objective understanding of customers' feedback to our services, we conducted a comprehensive study on three dimensions including service reception, service quality and service efficiency, and strive to provide customers with better service experiences.

03
Timely survey

After vehicle is delivered, the satisfaction survey is sent to customer to achieve a 100% delivery rate of survey, allowing us to secure customer feedback and suggestions in a timely manner.

Indicator	2020	2021	2022	2023	2023 Goals
Percentage of satisfied respondents	96%	97%	96%	96%	96%
Percentage of respondents to our survey	31%	47%	33%	35%	N/A[Note]

Note: 7. Net promoter score, also known as word-of-mouth, is a metric used to measure the possibility of a user referring an enterprise or service to others. XPENG NPS survey began in April 2022.

N/A indicates the goal of respondents as a percentage of the total number of customers is unknown.


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02

Sustainability Management, Creating a Low-Carbon Future

XPENG values green and sustainable development and carries out daily production and operations in an environmentally friendly manner. We continuously improve our environmental management framework, advocate green production and operations, proactively practice energy conservation and emission reduction, pay attention to the exploration and exploitation of clean energy, and comprehensively implement initiatives encompassing energy conservation, pollutant prevention and water resource protection.

41,071 MWh

Photovoltaic power generation.

1.5 million tonnes

Compared with traditional fuel vehicles, electric vehicles we delivered in 2023 can reduce greenhouse gas emissions by more than 1.5 million tonnes over their full lifecycles.

EXPLORER
OF FUTURE MOBILITY


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[Feature story] Green Products Leading Green Mobility

XPENG upholds the concept of green manufacturing and integrates sustainable development across the entire life cycle of products, ensuring that products can meet customers' needs while also boasting low-carbon and environmentally-friendly advantages.

Product Eco-friendly Label	C-GCAP
OEKO-TEX Standard 100 Materials used for the interior decoration of XPENG G6 and G9 have obtained	5-star ratings for Occupant Health XPENG G9 received C-GCAP[8]
OEKO-TEX Standard 100 The cover materials used in the interior design of XPENG X9 model have obtained	5-star ratings for Energy Efficiency XPENG G9 received C-GCAP
OEKO-TEX Leather Standard I The cover materials used in the interior design of XPENG X9 model have obtained	5-star ratings for Low-Carbon XPENG G9 received C-GCAP



Note: 8. C-GCAP, i.e. the China Green Car Assessment Programme, conducts test and evaluation on the green performance of vehicles from three dimensions of health, energy efficiency and low carbon, and conducts star ratings respectively.

1 | Green Products

XPENG

01 Green Design

XPENG adopts lightweight and high rigidity approach to vehicle design in order to extend vehicle product life, reduce carbon emissions over a vehicle's full lifecycle, and improve the efficiency of the electric drive system. It also develops a low wind-resistance design to reduce overall energy consumption in a vehicle, leading to lower carbon emissions. The Company also uses environmentally-friendly, non-hazardous and recyclable materials to reduce environmental pollution.



02 Green Products

XPENG conducts carbon footprint assessments for all its vehicle products across the full life cycle covering raw materials, production processes and use processes. In 2023, XPENG model line-up's full life-cycle carbon emissions were 26% lower on average than that of same-class fuel vehicles. Compared with traditional gasoline vehicles, the electric vehicles produced by XPENG in 2023 reduced carbon dioxide emissions by more than 1.5 million tonnes throughout their life cycle.



03 Control and substitution of hazardous substances

We have established a comprehensive management and control system for banned substances to ensure that our vehicle's eco-friendliness meets standards, while gradually promoting the reduction and substitution of hazardous substances. The Company manages to control all of its products' hazardous substances and recycling rate targets in accordance with the "Compliance Management Measures for Prohibited and Restricted Substances and Recycling", in which it is required that hazardous substances must meet the standards of the "Requirements for Restricted and Restricted Substances in Automotive Products". In addition to making the materials of auto parts to meet the national GB/T 30512 "Requirements for Prohibited Substances in Automobiles" standard, we also impose additional requirements such as the amount of asbestos substances should be undetectable and the content of phthalate substances not exceeding 0.1%. In addition, we have established a VOC (volatile organic compound) evaluation standards system and process specifications covering complete vehicles, parts and materials in 2022, and strictly control any hazardous VOC substances.



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2 Green Packaging In terms of packaging, the Company has discontinued the use of disposable packaging, promoting recycled packaging (such as European-standard plastic box, hoarding box, metal box, material pipe, etc.), and replaced the original wood frame packaging and disposable paper box packaging with turnaround frames that can be recycled. Where packaging lining is necessary, environmental-friendly and materials with a high recycled contents are used. For special parts, we use metal racks and parts separation to reduce the use of packaging materials. Currently, we have optimized the packaging of 138 parts, effectively reducing the consumption of packaging materials. At the same time, we also actively promote packaging improvement of suppliers. As of the end of 2023, a total of 43 suppliers participated in relevant activities. XPENG Parts Information Packaging Optimization Measures Powertrain bracket Removed bubble wrap Water cooling pump bracket Removed protective packaging Drive shaft assembly Removed surface plastic bags Heater bracket Removed Styrofoam Ambient Light Removed plastic protective bags ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 38

3 | Green Logistics

We continued to optimize the Company's transportation strategy, increasing the full load rate of transportation, adjusting the proportion of transportation by water and rail, and minimizing carbon emissions within our transportation. During the Reporting Period, we compiled the "Logistics Planning White Paper" and put forward a number of environmentally-friendly transportation requirements to further promote the green development of logistics.

XPENG


G6

XPENG Green Initiatives in Logistics

Increasing the full load rate

According to the contract structure and recent scheduling resources, we adjust the vehicle loading order. In consideration of the estimated sales trend, we replenished the inventory in advance for transport orders without full load, thus improving the full load rate and reducing the energy consumption and carbon emission in transport.



Optimizing the mix of water-rail multimodal transport

In consideration of the efficiency of water transport and railroad transport, we increased the proportion of railroad transport in inland regions, and reduced the demand for connecting transport from ports to warehouses, thus reducing unnecessary transport journeys.



Selection of logistics and transportation equipment

Lithium battery charging equipment is used in our transportation equipment to eliminate lead-acid battery and avoid polluting liquids. At present, our Guangzhou plant has achieved 100% use of lithium charging equipment.



Electrifying logistics equipment

In 2023, our Zhaoqing plant deployed new energy unmanned tractors for in-plant distribution, and all logistics equipment used within the factory now run on electricity.



Electrifying logistics equipment

The Company applied divisional power charging for the assembly-line's equipment charging room and the Autonomous Mobile Robots (AMR) for assembly-line, reducing the moving distance needed for charging and energy consumption.



Energy-saving with automated carriage equipment

The Company's Guangzhou plant's automated carriage equipment features standby energy-saving mode, which will operate in energy-saving mode during long non-task hours or off-work timeframe to reduce energy consumption.



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4 Green Recycling Battery Recycling XPENG has established a whole-process management procedure for waste power battery recycling. For the end-of-life batteries generated by after-market sales/clients, consumers can send their vehicles to the after-sales service centers for professional diagnosis by XPENG’s maintenance technicians. We will dismantle the batteries that meet end-of-life conditions, and hand over to qualified suppliers for recycling and reuse. During the Reporting Period, we iterated the overall recycling process, and identified details of the rights and responsibilities of each procedure. XPENG’s Zhaoqing plant plans to achieve cascade utilization of the Company’s used batteries through the energy storage system in 2024, using the BMS that comes with the battery module, eliminating the need for disassembly and reorganization, achieving cascade utilization along with reduced costs and increased efficiency. Flow diagram of battery recycling process Used Batteries Packs YES Echelon Use Overall appearance integrity, no breakage, Used Modules leakage, fire or destructive experiments NO Recovery Used Cells XPENG Resource Recycling XPENG has launched an aluminum plate closed-loop recycling project. The project has developed aluminum plate closed-loop recycling technology. Through technology upgrades and transformations of the existing production line, 100% of the scrap aluminum plates of the production line is recovered and processed, and is developed into plates that meet performance requirements to be reused for automobile production. The project can reduce primary aluminum consumption by 40% and reduce carbon dioxide emissions by 700 kg per car in the production process of a single vehicle, making it the first demonstrative project in China to recycle and reuse aluminum plate in a closed-loop system. ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 40

2.1 Climate Governance Since 2021, by reference to the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), XPENG has been managing climate change matters in four aspects, namely governance, strategy, risk management, metrics and targets, to improve our climate risk tackling capabilities and capitalize on climate development opportunities. XPENG 2.1.1 Governance We have established a sustainable development governance framework with the Board acting as the highest decision-making body. The Board has overall responsibility for the Company’s sustainable development related matters and ensures that appropriate and effective ESG risk management and internal control systems are in place. We incorporate climate-related risks and opportunities that are closely related to the Company’s operations into the scope of ESG management. For the responsibilities and task assignments across each management level, please refer to the section titled “Sustainability Management” in this report. ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 41

2.1.2 | Strategy

For XPENG, climate change poses various risks to our business, resulting in potential financial impacts. Simultaneously, climate change will also create opportunities for our development and promote the Company's low-carbon development. Based on industry and our own characteristics, we have identified a number of risks and opportunities related to climate change and are gradually improving our management strategy for future mitigation, adaptation and responses to climate change.



Risk Category	Related potential climate change risks	Countermeasures
Regulatory Risks	As the world is increasingly valuing the risks brought by climate change and promoting the regulatory and disclosure requirements related to climate change, the Company will need to meet more compliance requirements when expanding its global business.	To identify physical risks and transition risks, and progressively improve management strategies for mitigating, adapting to and fighting against climate change.
		Formulation of climate change mitigation strategies for target markets.
Technical Risks	A mega trend of transformation toward low-carbon economy has generated large needs for low-carbon production. We may face the pressure of equipment replacement in the short to medium term to adapt to emerging requirements related to new technologies and new processes.	To establish and improve the energy management system, implement online monitoring and analytic systems on energy consumption, and relentlessly pursue energy consumption reduction per unit vehicle, making continuous efforts in emission reduction.
	The increasing market popularity for low-carbon products will stimulate enterprises to develop lower-carbon technologies and products. Our investment in low-carbon R&D might increase.	In order to advance the carbon reduction of raw materials, we will promote the reuse or dismantling and recycling of materials, as well as the development and application of low-carbon alternative materials.
		To use low-carbon and lightweight components.
		To establish carbon emission reduction example programs, develop and utilize clean energy sources, such as distributed photovoltaic power generation, and high-voltage, high-power fast charging.
Market Risks	The scarcity of non-renewable resources and energy is expected to increase uncertainty on product costs and selling prices, and the electric vehicle industry may face market acceptance and consumer choice risks in the medium to long term.	Actively develop alternative materials to reduce reliance on single energy and resources.
	The increase in prices of conventional energy will also make production more expensive and challenge companies' ability to access renewable energy and to control the cost.	To establish and improve the energy management system, implement online monitoring and analytic tools on energy consumption, with the goal of continuously reducing energy consumption per unit to realize ongoing carbon emission deduction.
	Climate change has brought more attention to carbon emissions throughout the life cycle of electric vehicles, and companies need to recycle batteries, which may have a certain impact on financial results.	
Extreme Weather Risks	Business premises may not be able to operate normally due to extreme weather.	Establish contingency plans for extreme weather, strengthening potential risks identification measures based on weather forecast and other information, and ensure the safety of factories and stores.
	Risks of delay in supply chain, production and delivery caused by climate change, natural disasters, etc.	We monitor supply chains on a real-time basis, finding alternative suppliers in a timely manner, assessing the impact of the worst situation on production, delivery and finance, and communicate with sales, production, delivery, finance and other departments in a real-time manner.
	The Company's servers are located offsite, and backup system may not be able to obtain information in real time. In the event of server breakdown due to extreme weather, certain information may not be restored in time, leading to risk of data loss.	Reasonable use of commercial insurance and other measures to reduce potential losses due to extreme weather.
Opportunities	Our country has been actively promoting the work on carbon peaking and carbon neutrality, and the new energy vehicle market has great room for development.	In the long-term, the Company will follow the national carbon-neutral policies, integrating climate change mitigation into the whole life cycle of product design, procurement, production, sales and operations, seeking to cope with the risk of climate change through the "XPENG economical mode", and continue to create low-carbon new energy vehicles preferred by consumers.
		Actively promote carbon emission reduction in the whole life cycle of electric vehicles and industry chain, building a closed-loop carbon emission reduction system, establishing a positive image of XPENG's carbon neutrality commitment, and forming long-term corporate and social values to help develop our brand.

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2.1.3 Risk Management The Company has incorporated climate change risks into its risk management routine, and reports to the Board of Directors on related matters. We continuously monitor the international society, national and industry trends, timely identify and update the major risks and opportunities related to the Company. Relevant departments assess the impact of each risk on the Company and classify those climate change risks into different categories in accordance with occurrence possibility and impact degree. The management develops plans to tackle risks with higher materiality and emergency degree and makes alerts internally and externally. For risk management framework and risk identification, assessment, and management processes, please refer to the section titled “Risk Control” within this report. XPENG 2.1.4 Metrics and Targets To systematically promote carbon neutrality and carbon peaking goals, and tackle climate change, we will gradually develop short-term, medium-term and long-term carbon reduction targets, formulate carbon reduction plans for Scope 1, 2 and 3 emissions, and continue to optimize carbon reduction measures to steadily improve the level of our climate governance. During the Reporting Period, we set a target of 10% reduction in power and natural gas consumption in our Zhaoqing manufacturing base compared to 2022, which has been successfully achieved as at the end of the Reporting Period. ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 43

2.2 | Green Production

XPENG commits itself to green production and sustainable development, and actively assumes environmental protection responsibilities. We strictly comply with the requirements of various laws and regulations of the countries and regions where we operate, continuously strengthening environmental management and green production practices. Across a full-spectrum of our business operations, we comprehensively reduce the impact of production and operational activities on the environment and reduce the discharge of various pollutants. In 2023, XPENG was included in the Green Manufacturing List by the Ministry of Industry and Information Technology of the People's Republic of China and was awarded as "National Green Supply Chain Management Enterprise".

XPENG

2.2.1 | Environmental Management

XPENG continues to improve its environmental management system, determines various responsibilities of environmental management, and conducts day-to-day management on environmental protection, resource energy consumption, resource recycling, etc. and employee environmental awareness training.



Environmental Management System

XPENG strictly abides by the Environmental Protection Law of the People's Republic of China, Law of the People's Republic of China on Environmental Impact Assessment and other relevant laws and regulations in the countries and regions where it operates. The Company is committed to continuously improving environmental performance to reduce our environmental impact. Currently, all XPENG production plants have obtained ISO 14001 Environmental Management System Certification.

We have formulated an internal environmental protection management policy covering the entire business process and suppliers. At the Group level, we have formulated policies and systems such as the Environmental Occupational Health and Safety Management Manual, the Environmental Safety Monitoring and Measurement Management System and the Construction Project Three Simultaneous Management System to standardize the Company's environmental management work and requirements. In addition, each production plant has formulated department-level system requirements based on its actual conditions, such as Environmental Protection Management Procedures, Environmental Monitoring Management Procedures, Environmental Protection Facilities Management Procedures, Management Procedures for Identification and Evaluation of Environmental Factors, etc.

XPENG's environmental management related policies have covered multiple aspects of its business	
Manufacturing operations and business facilities	"Construction Project Three Simultaneous Management System" "Environmental Protection Facilities Management Procedures"
Waste management	"Solid Waste Pollution Prevention and Control Management System" "Management Procedures for Wastewater Pollution Control" "Hazardous Waste Management Procedures" "Code for General Waste Management"
Addressing environmental impacts	"Management Procedures for Identification and Evaluation of Environmental Factors" "Emergency Plan for Environmental Pollution Accidents"
Logistics	"Logistics Planning White Paper"
Suppliers and contractors	"The Safety and Environment Management System for Interested Parties of XPENG"

Environmental Monitoring and Auditing

We regularly entrust qualified third parties to monitor wastewater, gaseous pollutants, and groundwater. The monitoring results showed that all indicators have met the standards. We conduct internal and external environmental audits every year to ensure that day-to-day management and operations to comply with relevant regulations, standards and the requirements of relevant parties. We have not been subject to any significant fines or penalties related to environmental or ecological issues over the past four fiscal years.

Emergency Management of Environmental Incidents

We have formulated a comprehensive risk factor identification mechanism. In response to emergency environmental pollution incidents, we have formulated system documents such as the Emergency Assessment Report for Environmental Risks, the Emergency Investigation Report for Environmental Emergency Resources and the Emergency Response Plan for Environmental Emergencies. We have set up an emergency response team to determine the responsibilities, personnel, technology, equipment, facilities, materials, and coordination needed from all relevant departments, to improve the efficiency of responding to environmental emergencies and the ability to mitigate risks.

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44 ›

Green Low-Carbon Culture

The Company attaches great importance to enhancing the environmental awareness of all employees and regularly carries out training activities on environmental protection. In 2023, we conducted 11 environmental training sessions covering hazardous waste management, hazardous chemical products management, eco-friendliness education and environmental factors identification with a total of over 1,100 participants.





We implement the concepts of green, low-carbon and environmentally-friendly economies into our daily work, supporting our employees to start from small things around them to practice environmental protection concepts within the office.

Energy saving	Conservation of resources
Turn off lights during lunch break, control lighting during non-working hours on weekends and working days.	Promote the use of recycled paper and double-sided printing.
Save electricity in meeting rooms and use smart meeting room booking systems to optimize usage of meeting rooms, reducing energy consumption caused by vacancies or invalid reservations.	Promote multiple initiatives to achieve paperless office in 2023.
Provide electric vehicles for employees to use for field work / commuting.	Set up electronic posters in public areas to reduce paper consumption.
Use energy-saving products.	Promote dining in restaurants to reduce the waste of resources caused by food packaging.
Encourage employees to travel through public transportation and provide employees with commuter shuttles.	Provide reusable stationery.
	Resource recycling, setting up categorized waste disposal bins and environmentally friendly recycling cartons.
	Prioritize the purchase of office equipment and furniture made from environmentally friendly, energy-saving and renewable materials.

Ecosystem Protection

XPENG attaches great importance to the protection of biodiversity and strictly manages all possible impacts on biodiversity during production and operations. Prior to project construction and operations, we engage qualified third parties to conduct ecological impact assessments (in terms of biodiversity, living areas, etc.), comprehensively identify ecological risks and environmental impacts that the project may face during construction and operation, and formulate necessary solutions and protection plans.



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2.2.2 | Energy Management

XPENG strictly manages energy consumption in production, implements various measures to improve energy efficiency, reduces energy consumption and promotes the use of clean energy.

XPENG

Energy Conservation

XPENG strictly abides by relevant laws and regulations such as the Energy Conservation Law of the People's Republic of China and continuously optimizes its own energy management. Each manufacturing plant has formulated an energy management system to standardize procedures such as energy procurement, measurement and usage management, data statistics management and energy-saving transformation, so as to enhance the effectiveness and efficiency of energy utilization, and promote the Company's sustainable development. In 2024, XPENG will continue to practice energy conservation and emission reduction with the target of lowering energy consumption by 10% per unit vehicle.

Guangzhou Plant	Zhaoqing Plant
Through independent maintenance of compressed air during non-production stages, energy saving measures in water cooling systems, loss reduction in air conditioning cooling, and energy saving improvements in deodorizing fans in sewage stations, energy efficiency is improved, promoting energy conservation.	Through measures such as planned power cuts of factory machinery during holidays, intermittent operations of the air-conditioning in the coating workshops, switching off of the main air valve of the non-suppressed air in the factory department after the shift, and reducing the use of water pumps in the coating workshops, the Company saved 2,360 MWh of electricity, equivalent to a reduction of 1,243 tonnes of carbon dioxide emissions.

Clean Energy

Continuously expanding the proportion of clean energy usage in its operations is XPENG's main strategy for green development. The Company's Zhaoqing plant has completed the construction and operation of the first phase of photovoltaic power generation project in 2021. In 2024, we plan to retrofit the first phase of Zhaoqing's photovoltaic project to increase the photovoltaic consumption rate, and begin the construction of the second phase of photovoltaic power generation to increase green energy consumption.

Guangzhou Plant	Zhaoqing Plant
The Guangzhou plant cooperated with photovoltaic investors to establish photovoltaic power generation projects, which were built for self-use, and any residual power generated is directed towards the regional power grid. By the end of 2023, the cumulative power generation was 18,270 MWh, of which self-consumption was about 13,100 MWh, accounting for more than 40% of the total power consumption of the plant; the remaining 5,170 MWh of solar energy is sent to the regional power grid to reduce carbon emissions of the area.	The distributed photovoltaic (PV) project (Phase I) at the Company's Zhaoqing plant officially commenced grid-connected power generation in November 2021. The installed capacity of the Phase I project reached 20.74 MW, adopting the mode of "self-generated and self-used, and connecting residual power to the grid". By the end of 2023, the Phase I solar project in the Zhaoqing plant has generated 22,800 MWh of electricity, of which 10,900 MWh of solar electricity was self-consumed (electricity used for production in workshops and composite buildings) and a carbon dioxide reduction of 10.5 million tonnes.

[Case Study]: XPENG's first "photovoltaic energy storage" pilot store

"XPENG Kunming Expo Park Service Center" is XPENG's first store to use solar power. Relying on the geographical characteristics of its high altitude and abundant light sources in Kunming, as well as the location advantage of the store's buildings, the store has installed photovoltaic power generation devices on the balcony of the vehicle showroom on the second floor and the roof of the workshop on the third floor, The devices were successfully connected to the grid in mid-January 2023, with daily power generation reaching 1.369 MWh. The project can not only meet the power demand of daily operations of the store, but also support the XPENG Super Charging Station Project, which uses photovoltaic power to bring green, environmental-friendly, and convenient charging services to new energy vehicle owners.





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2.2.3 | Water Resources Management

XPENG attaches great importance to water resource management, strictly manages wastewater discharge, reduces pollutants in wastewater, and avoids adverse effects on water resources.

Wastewater Management

XPENG has formulated the Water Pollution Prevention and Control Management System to strictly manage wastewater and ensure that any wastewater discharged meets standards. We set up independent sewage treatment stations in the manufacturing plants to ensure that the quality of wastewater meets the requirements of the "Discharge limits of water pollutants" (DB44/26-2001) of Guangdong Province.

Production Wastewater	Domestic Sewage
In the coating workshops, the Company has adopted zincronization for conversion coating, which can avoid the discharge of heavy metal wastewater and effectively protect water resources.	Sewage from the canteen is set up with oil separation tanks and retention tanks, removing any deposited food residue, and direct discharge into sewage pipes are prohibited.
All sewage discharge goes through a sedimentation tank and restricted maintenance areas, which is then discharged into the designated sewage pipelines.	Bathing sewage is discharged into sedimentation tanks for retention, in order to prevent any solid waste such as rags or plastic bags from being discharged into sewage pipes.
Water drains are equipped with filters to regularly collect and remove oils.	A three-stage filtration system is implemented for sewage discharge from toilets, which is discharged according to the designated sewage pipes. Septic tanks are also regularly maintained.

Reducing Water Resource Usage

XPENG values the protection and conservation of water resources, and implements technical transformation on water-related equipment and processes of each manufacturing plant to promote the efficient use of water resources. During daily operations, on-duty staff are required to inspect the water pipes and record water consumption information daily. If water leaks are found or when water usage is abnormal, they should be immediately checked and repaired. During production and manufacturing processes, industrial water is used as the main water source within coating processes, reducing the consumption of fresh water. The model of the welding cooling circulating water system with the beat and temperature change is established, and the circulating water flow rate is adjusted to the minimum power under the premise of meeting the production requirements, so as to reduce the consumption of water resources.

During the Reporting Period, XPENG's Zhaoqing production plant has targeted a 10% reduction in water consumption compared to 2022. By the end of 2023, this goal has been successfully achieved. In the future, we will further reduce the use of fresh water and wastewater discharge by improving the water consumption through recycling and other methods, striving to achieve industry-leading water efficiency targets.

The Company's sources water mainly from municipal water supplies, and there are currently no issues in obtaining suitable water sources. During the Reporting Period, there were no incidents of water pollution or fines.

Production Wastewater	Domestic Sewage
Recycled gray water is used for toilets and greening, with a total usage of 27,732m³ in 2023. The coating factory recycles air conditioning condensate and uses gravity circulation waterways, reducing electricity and water consumption, saving 1,210 tonnes of water annually and reducing electricity consumption by 35,200 kilowatt hours.	Through advanced sewage treatment and reuse of reclaimed water, the factory's air conditioning condensate, drainage from cooling towers, water reclaimed from reverse osmosis in coating stations, etc. are reused. Recycling water is also used within cooling towers, greening, infrastructure projects, road watering, painting skids and grille cleaning, reaching a 96% recycling rate of industrial water.



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2.2.4 | Pollutants Management

| Air Pollutants Management |

XPENG strictly manages any gaseous emissions generated during production and operation cycles. The Company formulated the Prevention and Control of Atmospheric Pollution Management System and other systems, and strictly takes targeted measures to ensure that gaseous emissions meet discharge standards, avoiding negative effects on the environment.

For dust and volatile organic compounds (VOCs) generated during the production process, we regularly inspect the replacement of activated carbon, as well as the effectiveness of dust control fans. We prioritize technologies and equipment that do not generate pollution or relatively low pollution towards the environment, as well as raw and auxiliary materials with zero/low toxic and low VOCs content to minimize the generation and discharge of such pollutants.

XPENG



Main air pollutants	Processing measures
Dust	After being collected and processed by the exhaust gas collector, dust is discharged through a 15-meter-high exhaust stack, meeting regulatory standards. Small amounts of smoke that are trapped indoors are collected by the roof ventilator fan to ensure that it is discharged into the atmosphere for dilution and diffusion after meeting standards.
VOCs	VOCs are collected through various work-station gas fume hoods, and then adsorbed by the first-order activated carbon filters. After ensuring regulatory standards are met, it is discharged from the exhaust pipes.

Optimization and control measures for VOCs in the coating facilities

- Adopting B1B2 water-based coating processes, reducing 15% emissions of VOCs compared with traditional processes, reducing the organic pollutants at the source.
- Adopting the latest regenerative thermal oxidizers in the industry, the device can fully burn and isolate the organic pollutants in the waste gas, with a removal rate of 95% or more, and effectively purify any organic pollutants.
- Implement measures such as controlling the consumption of solvents for cleaning, reducing cleaning frequencies of robotic coating devices for switches in coatings, optimizing process parameters and procedures, etc. have also been taken to reduce VOCs emissions.



Gaseous emissions management measures in welding workshops and coating plants

- **Welding workshop:** Use high-efficiency filter dust collectors to absorb smoke and dust, with a dust removal efficiency of 99%; mobile welding purification machines are set up, where welding flue gas is discharged into the workshop after being purified by the machines and meeting standards, improving the internal working environment and effectively reducing exhaust emissions.
- **Coating factory:** Gaseous emissions are reduced through measures such as controlling the consumption of solvents for cleaning, reducing the frequency of cleaning for robotic coating devices for switches in coatings, and optimizing process parameters and procedures.



In 2023, XPENG emitted 0.4 tonnes of sulfur oxide, 3.8 tonnes of nitrogen oxide and 15.0 tonnes of particulate matter. In the future, we will continue to reduce the emission of nitrogen oxides, sulfur oxides and particulate matters per unit to protect air quality.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 48 ›

Waste Management Noise Pollution In compliance with relevant laws and regulations, we have established a comprehensive waste management system and formulated internal In response to the noise generated during the production process, we have formulated the Noise Pollution Management Control Procedures. management systems such as the Solid Waste Pollution Prevention and Control Management System and the Hazardous Waste Management Based on the different characteristics of the noise source, we adopt measures such as low-noise equipment, wall noise insulation, installation of Procedures to manage and control waste through classification, transportation and removal. During the Reporting Period, the Company’s Safety shock absorption base and noise barriers. Construction sites should carry out necessary noise sound-level measurement in accordance with the and Environmental Protection Department organized an important hazard assessment of our hazardous waste storage warehouse, analyzed and corresponding specifications to ensure the noise reaches the standard limit and obtain approval from the environmental protection department identified potential environmental and safety risks, and carried out emergency drills for solvents leakage accidents to improve the ability to respond when necessary. to sudden waste pollution and safety incidents. XPENG Waste management measures Storage placement Set up a solid waste storage room to classify, recycle and process metal scraps, waste packaging materials, hazardous waste, domestic waste, etc., with daily cleanup. The storage site is treated with cement hardening and anti-seepage treatments, and ground leakage collection trenches are installed to avoid environmental pollution accidents. The storage site is equipped with dry powder fire extinguishing systems, combustible gas monitoring systems, central air conditioning, electrostatic discharge devices and other safety measures to effectively avoid environmental pollution incidents. Transition processing Signed a waste disposal contract with a qualified third-party unit and conduct waste transition and treatment in accordance with the “Measures for the Management of Hazardous Waste Transfer”. All hazardous waste entering the warehouse is weighed, recorded, and dealt with in a suitable manner. Establishing a solid waste management system, keeping track of waste disposed, and entrusting a qualified third party to handle the waste, ensuring that the waste is properly disposed of. Hazardous waste reduction Reducing the generation of hazardous waste by increasing the glue coating pressure plate to reduce glue residue, adding lining within the glue barrel, and reducing the use of solvents (particularly reducing the frequency of varnish cleaning and increasing the ratio of water-based solvents). At the beginning of every year, we formulate a waste management plan to clarify the total amount of waste produced and unit production targets, and conduct monthly analysis and improvements. In 2023, our target of 2% reduction in waste organic solvents production has been successfully achieved, and the actual production volume decreased by 3%. The Company recycled 3,225.97 tonnes of waste throughout the year. The Guangzhou plant has achieved the recycling of all industrial solid waste, such as industrial scrap steel plates and waste cardboard. In the future, we aim to continue to reduce waste discharge density through non-hazardous treatments and resource management processes. ENVIRONMENTAL SOCIAL GOVERNANCE SUSTAINABILITY MANAGEMENT, CREATING A LOW-CARBON FUTURE 49

03

Compliance Management, Creating a Solid Foundation for Development

XPENG has consistently improved its internal management system, continuously identifying and controlling internal risks, as it adheres to relevant business ethics at all times. In our efforts to propel compliance management, we will continue to strengthen supervision and training systems, enhance compliance awareness, and persist in being honest, authentic, transparent and responsible in our business practices, driving the sustainable development of the Company and contributing to the harmony and stability of our society.

15,880 hours

Over 15,880 hours of anti-corruption training hours

36 sessions

Compliance awareness training sessions covering all employees

EXPLORER
OF FUTURE MOBILITY


G9

ENVIRONMENTAL · SOCIAL · GOVERNANCE

COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 50

3.1 Compliant Operations XPENG strictly follows the Company Law of the People’s Republic of China, the New York Stock Exchange Listed Company Manual, the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, and other laws, regulations, and guidelines. We continuously strive to build up a scientific, orderly and dynamic sustainable development governance system and strengthen corporate governance. XPENG 3.1.1 Corporate Governance Structure XPENG continues its efforts to improve its corporate governance structure by closely following the latest regulatory requirements. The General Meeting of Shareholders acts as the Company’s highest decision-making body, which exercise its decision-making rights on the Company’s material matters such as business strategies and policies, financing, investment and profit distribution in accordance with relevant laws and regulations, as well as the Company’s Articles of Association. The Board is accountable to the General Meeting of Shareholders and exercises the rights of overseeing and managing the Company’s development strategies and business operations in accordance with relevant laws and regulations. Furthermore, the Board is responsible for decision-making on operating principles and investment plans, supervision and advisory for management to develop and fine-tune policies and procedures, strengthening decision-making mechanisms, standardizing operational processes, implementing stringent approval processes, building and enhancing a modern and effective organizational structure, and improving efficiency and effectiveness of investment decisions. In order to improve its work efficiency, the Board has established four professional committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee. Shareholder’s Meeting Audit Committee Compensation Committee ESG Steering Committee Board of Directors Nomination Committee Corporate Governance Committee Sales and Internal Capital Product Manufac- Supply Adminis-Legal Finance Branding IT HR Services Control Market & R&D turing Chain trative Functions Functions Functions Functions Functions Functions Functions Investment Functions Functions Functions Functions ENVIRONMENTAL SOCIAL GOVERNANCE COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 51

3.1.2 Compliance Management XPENG believes that operating a business with ethical and legal responsibilities is the premise for sustainable business development. To put the Company’s core values and action guidelines into practice, we comply with applicable laws and regulations in different jurisdictions, and continuously improve our compliance management systems in reference to international standards and initiatives, ensuring the compliance of the Company’s organizational structure and decision-making mechanism. XPENG Compliance Training The Company enhanced the compliance awareness of internal employees by conducting compliance training. Since June 2023, the Legal Department of the Company has been holding “information confidentiality” themed training sessions requiring all employees’ attendance. By the end of 2023, a total of 6 episodes of online knowledge feeds and 23 tailored training sessions were delivered and made accessible to all employees, gaining positive feedback and support. 36sessions 23sessions Number of compliance awareness training sessions for Number of training sessions on compliance requirements all employees tailored for specific departments and countries (European) ENVIRONMENTAL SOCIAL GOVERNANCE COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 52

3.1.3 | Responsibilities of the Board

The Board performs regular assessments on the effectiveness of the Company's internal controls in compliance with relevant listing rules and requirements and applicable laws and regulations in order to protect the rights and interests of its shareholders. The Company's senior management is responsible for the Company's production, business operations and overall management, which includes leading the execution of Board resolutions, establishing annual plans and investment projects, formulating specific corporate rules and policies, and performing other authorities and responsibilities granted by the Company's Articles of Association or the Board. In order to carry out routine business operations in an orderly manner, the Company has established a set of policies, systems, and guidelines covering R&D, procurement, production, sales, human resources, finance, etc.

XPENG

Independence of the Board

As of the date of this report, the Company's Board consisted of six members, three of whom were Independent Non-Executive Directors (INEDs), accounting for 50% of the total. The Company complies with the independence requirements set out in the Listing Rules of the Stock Exchange of Hong Kong, and regularly sends a confirmation letter of independence to each of the INEDs after the fiscal year-end date of 31st December in accordance with Rule 3.13 of the Listing Rules of the Stock Exchange of Hong Kong. Each of the INEDs of the Company shall reply with the confirmation on his/her independence as required in the confirmation letter of independence. The Company will then disclose the independence confirmation of the INEDs in the annual report. In 2023, the Company convened seven Board meetings and the attendance rate of all Directors who should have attended the meetings reached 100%.

Board Diversity

The Company has applied the Nomination Policy for Directors and the Board Diversity Policy. Various factors are taken into considerations including industry experience, professional background and education background during nomination and appointment of Directors, so as to satisfy the diversified skills and experience required for the development of various businesses. Increasing the proportion of women on the Board is also under active consideration. As of the date of this report, the Board consists of one female Director. The industry experience of Directors includes internet technology and services, smart automotive research and development and manufacturing, strategic investment, etc. More specifically, two INEDs have experience in the consumer industry, three INEDs and one Non-Executive Director have corporate governance experience with risk management businesses. At the same time, the Company continuously evaluates and monitors any room for improving Board diversity to enhance its level of corporate governance.

3.1.4 | Investor Rights

XPENG complies with laws and regulations for listed companies to ensure fair treatment to all shareholders. The Company has established an internal control system, a clear investor communication strategy to prevent insider trading and avoid conflicts of interest. The communication strategy also determines the means and frequency of communication of key information to investors.

We held our Annual General Meeting on June 20, 2023 and implemented a comprehensive investor relations management through a variety of measures. In addition, we attach great importance to the information disclosure practices, and regularly publish quarterly and annual financial reports, business updates and important event announcements, ensuring that investors can access the Company's operational and financial results in a timely and accurate manner. During the Reporting Period, in order to provide investors with an in-depth understanding of the Company's business model, technological advantages and market strategy, we organized regular or special investor events, providing opportunities for investors to directly communicate with senior management. We have established a dedicated investor relations website, on which the latest Company news, financial information, regulatory filings and investor education resources are easily accessible to all investors. Meanwhile, the Company has set up a dedicated email for investors to contact us and provide feedback, encouraging shareholders and potential investors to email us questions or suggestions, so that the Company can timely handle and address investor inquiries.





ENVIRONMENTAL · SOCIAL · GOVERNANCE
COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT
53

3.2 | Risk Control

The Company refers to the internal control framework of the COSO (the Committee of Sponsoring Organizations of the Treadway Commission) and the Sarbanes-Oxley Act Section 404 to establish our corporate-level risk management framework and related risk management policies to comprehensively manage operational risks. The Company established a series of processes including risk identification, risk assessment, risk response, problem-solving, debriefing review, follow-up control and checks to manage various risks, realizing closed-loop risk management.

The Board is the highest authority and decision-making body for the Company's risk management. As of the date of this report, within the Board, three Independent Non-Executive Directors and one Non-Executive Director had risk management expertise. Additionally, one Non-Executive Director and two Independent Non-Executive Directors constitute the Audit Committee of the Company so as to ensure that risk management is performed independently of the business operations. Moreover, we have established financial incentives for senior executives, direct managers, and others involved according to risk management indicators, and strengthen the implementation of risk management measures.

3.2.1 | Risk Identification and Assessment

In 2023, the Company identified major risks such as R&D risk, market competition risk and capital risk based on national policies and market environment changes, its own operations and the concerns of various stakeholders. The Company conducts scenario analysis, sensitivity analysis and stress tests on financials and businesses with significant risks, evaluates the possible financial and business impacts under general, most unfavorable and best-case scenarios, as well as conducts risk prevention and risk management assessments and formulates alternative plans. At the same time, XPENG timely identifies possible internal and external risks and regularly reflects and improves the Company's risk management model and internal control processes.

XPENG establishes a long-term financial model, predicts possible future financial situations, and conducts sensitivity tests on major business assumptions/risks, market assumptions/risks, and financial assumptions/risks, analyzing their impact on the business, including but not limited to product sales volume, raw material costs, number of stores and charging stations, risk-free interest rates, loan interest rates, exchange rate risks, industry competition and talent market competition.




P7i

ENVIRONMENTAL · SOCIAL · GOVERNANCE

COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 54 ›

3.2.2 Risk Management and Monitoring The Company attaches great importance to the effectiveness of corporate risk management and internal control. The Board is responsible for establishing and maintaining the Company’s sound and effective risk management and internal control systems. On behalf of the Board, the Audit Committee audits the development, implementation and supervision of risk management and internal control systems on a quarterly basis and determines the effectiveness of the risk management and internal control systems on an annual basis. The Company conducts internal control management audits and special audits on a quarterly basis, covering all businesses such as sales, supply chain management and R&D. Based on the risk assessment of the business and the reported indicators, the Company formulates audit plans and conducts relevant inspections. The Company also formulates rectification measures and follows up on the completion of rectification for any risks and control deficiencies identified, so as to ensure the effective operations of the internal risk management system. In 2023, all business operations were internally audited for risk. To ensure the effectiveness of the risk management and internal control systems, the Company established an internal control model based on “three lines of defense:” XPENG 01 The first line of defense The first line of defense is mainly composed of the Company’s business and functional departments in charge of daily operations and management. These departments design and implement relevant control measures and risk responses. 02 The second line of defense The second line of defense is mainly composed of finance, internal control, legal, Quality and Safety Management Center departments, among others. Their key responsibilities are to assist the first line of defense in establishing and improving the risk management and internal control systems, as well as to oversee and ensure its effectiveness. 03 The third line of defense The third line of defense is mainly composed of the audit team and the supervision team within the internal control department. The audit team regularly carries out independent evaluations to ensure the effectiveness of the Company’s risk management and internal control system. In order to ensure its independence, the audit team reports directly to the Audit Committee. The supervision team regularly assists management in promoting integrity and ethical values to all employees, as well as handling any reports of corruption. ENVIRONMENTAL SOCIAL GOVERNANCE COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 55

3.3 | Business Ethics

XPENG has a zero-tolerance approach to any form of corruption in conducting business. The Company strictly complies with such laws and regulations as the Anti-Money Laundering Law of the People's Republic of China, the Supervision Law of the People's Republic of China, and the Anti-Unfair Competition Law of the People's Republic of China. The Company also formulates a series of internal systems including the Employee Code of Conduct, the Code of Integrity and the Administrative Measures of Conflict of Interests, specifying the Company's anti-corruption and sanctions policies and emphasizing its code of business conduct and ethics.

The Company has adopted strict control measures to clearly define the behavior of corruption and bribery, such as bribery, kickbacks, improper benefits, money laundering, etc. In addition, the Company's system specifies the working rules and discipline of employees and incorporates compliance behavior of employees into their performance reviews. We carry out business ethics-related audit work, accurately identifying and preventing internal business ethics risks, and ensuring the legality, transparency and integrity of the Company's business activities.

The Company incorporates integrity statements and confidentiality clauses into agreements with third-party partners and requires suppliers to sign an Integrity Commitment Letter upon their bid submission. Meanwhile, we include integrity-related clauses into contracts to be signed with suppliers. We immediately stop cooperation with any suppliers that violate the Company's integrity standards and pursue legal remedies for infringement. In 2023, 100% of our suppliers signed the Integrity Commitment Letter.

XPENG



3.3.1 | Risk Management and Monitoring

XPENG is committed to upholding corporate business ethics, encouraging all employees to participate in monitoring and reporting. Through continuous integrity training, the Company strives to ensure that each employee understands and complies with its high standards of behavior and norms, and jointly creates an honest and transparent working environment.

Misconduct Reporting

The Company actively conducts integrity and fraud reporting through multiple channels. The Company has made available multiple misconduct reporting channels, including via email (report_xp@xiaopeng.com), hotline and WeChat, all of which are published on its official website to allow customers, suppliers, media, investors and internal employees to report or leave complaints. While we encourage reporting using real names, we also accept anonymous reporting. We will launch an immediate probe into any submissions that are deemed worthy of investigation. The Company has established a standardized process for handling misconduct complaints, in which the internal control department will arrange designated personnel to conduct an investigation in a timely manner when a misconduct report is received, and a final investigation report will be submitted to the chairman of the Board of Directors.

The Company strictly protects the personal information of complainants and whistle-blowers, so that only personnel in charge of the reported cases have access to the complainant's information and make connections. It is forbidden to take retaliatory actions against employees who raise concerns or complaints, which is clearly stated in the Company policies. In addition, in the case of a reward being granted to an informant, the sponsor investigator shall apply for the reward being transferred into the "Integrity at XPENG" account or other secure non-personal account from which the money is directly transferred to the informant, keeping the transfer record sealed in the case file.

In 2023, there were 0 concluded cases of corruption and business ethics violations filed by the Company. In the past four financial years, there were 0 fines or settlements related to anti-competitive practices.

Integrity Education

At XPENG, we carry out various ongoing training activities with regard to integrity education, values, code of conduct, and law & regulations to Board members, management, regular employees and outsourced employees of the Company.

We regularly share with the management and all staff the value of integrity. All new hires are required to participate in trainings in our code of conduct to ensure a clear understanding of the Company's values and code of conduct. In addition, the Company and its business departments also carry out code of conduct training either regularly or from time to time, as part of our ongoing effort to promote the awareness of compliance and integrity among all staff.

In 2023, we regularly carried out anti-corruption training for different departments, with a total of 16,760 participants and a total of 15,880 training hours. In addition, the Company promoted the establishment of special teams by various departments to implement an information leakage prevention system construction project, reaching all first-level department employees online and offline, and successfully completing the training and examination of information confidentiality for all employees. During the Reporting Period, the Company conducted a total of 24 offline trainings and two "XPENG Class" recordings, with over 15,000 employees participating in the trainings.

15,880+ hours	92 times	16,760 participants	80 times
Total employee anti-corruption training hours	Anti-corruption training sessions	Participation in employee anti-corruption training	Risk management training sessions

ENVIRONMENTAL · SOCIAL · GOVERNANCE
COMPLIANCE MANAGEMENT, CREATING A SOLID FOUNDATION FOR DEVELOPMENT 56

04

Creating Value and Contributing to Unified Development

XPENG firmly believes that talent is the cornerstone of sustainable development. It strives to build a high-quality professional talent team and continuously improve the Company's talent management model. The Company protects the legal rights and interests of all employees, protects employees' private information from infringement, and strives to build a healthy and safe working environment, comprehensively caring for employees' work and personal life. At the same time, we continue to build a responsible supply chain, actively performing our social responsibilities, and coordinating the sustainable development of all parties.

5 Awards
Won 5 Employee-related Awards

100%
100% signing rate of the Supplier Integrity Commitment Letter

12.8 million CNY
Donated 12.8 million CNY to XPENG Public Welfare Foundation

EXPLORER
OF FUTURE MOBILITY


万元

ENVIRONMENTAL · SOCIAL · GOVERNANCE

CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 57 >

4.1 Employee Health and Development Employees are XPENG’s most valuable asset. The Company adheres to the principle of being people-oriented, protecting the basic rights and interests of employees in accordance with the law. The Company contributes to the growth and development of employees, implements diversified care, and continuously improves the sense of achievement and happiness of its employees. 4.1.1 Employee Rights Protection XPENG is committed to promoting and protecting the basic rights of employees, strictly complying with Social Accountability 8000, the Global Sullivan Principles, the UN Guiding Principles on Business and Human Rights and other domestic and international standards and commitments. The Company complies with labor regulations, conducting due diligence processes for human rights and interests, and has established a comprehensive employee protection system to protect the basic rights and interests of employees, promoting the sustainable and healthy development of the Company. Labor Rights Due Diligence Process XPENG In-depth analysis and assessment of potential human rights 01 and risks, including legal employment, timely payment of labor Risk identification remuneration, employees’ working hours, working environment, etc. Formulated the Employee Code of Conduct V2.2 and the XPENG 02 Anti-harassment System to ensure that employees are treated fairly Preventive measures and reasonably. Through regular inspection and evaluation of employees’ rights, 03 and timely collection of employees’ feedback and suggestions, we Supervision and detection continuously improve the existing system, such as by understanding employees’ problems through a monthly psychological consultation report of the EAP program, and establishing a long-term medical leave ledger to pay attention to employees’ health problems. Established employee complaint channels and set up a special 04 complaint handling team to ensure the effective implementation of Impact mitigation human rights management, reducing risk impact. ENVIRONMENTAL SOCIAL GOVERNANCE CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 58

Equal Opportunities

The Company complies with the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China and other laws and regulations, and implements the Recruitment Management Rules and Regulations. In the process of recruitment, entry, training, promotion and compensation, discrimination on the grounds of gender, age, race, nationality, religion or other social and personal factors is prohibited. In accordance with the law, the Company offers equal job opportunities to all employees and candidates.

The Company provides work opportunities for the disabled based on actual conditions. In 2023, we hired a total of 89 disabled employees, and require suppliers and partners to abide by the laws, regulations and provisions with respect to equal employment.

XPENG is committed to building a diverse, inclusive, and equal working environment. The Company encourages and respects diversity of talent and culture, and provides anti-discrimination and anti-harassment training for all employees. Through associated complaint procedures, all employees can report anti-workplace discrimination, harassment and insult. If claims are substantiated, offenders will be subject to disciplinary action or dismissal to fully protect the rights and interests of impacted employees.

XPENG strictly abides by overseas local employment compliance requirements and has formulated the Recruitment Regulations Xpeng for Overseas. The Company signs labor contracts with overseas employees in accordance with the laws and regulations of the places where the Company operates, ensuring that contract content meets all relevant regulatory standards. Meanwhile, we actively provide local legal benefits, including but not limited to social insurance, to protect employees' rights and interests. On the basis of recognizing and respecting local culture, we also provide local statutory holidays in line with statutory standards to promote work-life balance for employees.

XPENG strives to improve our employer branding through campus recruitment and has obtained unanimous recognition from college students through campus talks, online presentations and fireside chats. In the future, we will deepen our joint talent training program with universities to ensure that more outstanding students are recruited and provided with career guidance and discussion on R&D topics to build a comprehensive employer brand.

The Company launches human resources planning every year in November. Based on the business planning of each department and the budget needs of the Company, we adopt various methods, such as the labor efficiency post-determination method and business process analysis method to formulate our human resources planning framework for the next year. The plan sets the foundation for recruitment and provides guidance for reasonable allocation of human resources and support for smooth business development. We actively build our talent pool and conduct human resources analysis every year to meet the talent needs of various business lines of the Company. At the same time, for employees who are not suitable for their current positions, we provide internal transfer opportunities to better match employees' skills with the Company's needs.



In 2023, XPENG won the following awards for the best employer	
Liepin: 2023 Guangdong Annual Extraordinary Employer	Maimai: 2023max ' Who's the Best Employer
Zhaopin: 2023 Best Employer – Guangzhou Best Employer	Xinhua: 2023 Global Employment Contribution Enterprise
Shixiseng: 2023 Most Attractive Employer	

XPENG



ENVIRONMENTAL · SOCIAL · GOVERNANCE

CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 59

Indicator Unit 2021 2022 2023 Total number of employees Person 13,978 15,829 13,550 Number of part-time/internship employees Person 1,166 802 817 Number of new employees Person 8,894 7,910 3,795 Number of employees with disabilities â¹ Person 50 114 185 Proportion of employees by gender Unit 2021 2022 2023 Male employees % 79.0 80.4 80.4 Female employees % 20.2 19.4 18.1 Undisclosed % 0.8 0.2 1.5 Proportion of employees by employment rank Unit 2021 2022 2023 Senior management % 0.2 0.1 0.1 Middle management % 10.2 9.0 9.5 Ordinary employees % 89.6 90.9 90.4 Proportion of employees by age Unit 2021 2022 2023 29 years old and below % 45.7 46.6 39.9 30-49 years old % 52.1 51.3 58.0 50 years old and above % 0.3 0.3 0.2 Undisclosed % 1.9 1.8 1.9 Proportion of employees by region Unit 2021 2022 2023 Chinese mainland % 97.8 98.5 97.9 Hong Kong, Macao and Taiwan % 0.1 0.2 0.2 Other regions % 2.1 1.3 1.9 Note: 9. This refers to the total number of employees with disabilities. ENVIRONMENTAL SOCIAL GOVERNANCE CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 60

Labor Compliance XPENG adheres to international guidelines on human rights during In order to strengthen human rights protection, we conduct regular its global business operations, including the Universal Declaration human rights risk assessments covering all employees of the Company of Human Rights, the Guiding Principles for Business and Human and its subsidiaries, and incorporate the human resources review Rights, the International Labor Standards of the International Labor process into the risk management process to verify employment Organization and the self-governing principles on security and human compliance. Since the establishment of the Company, we have not rights. We are strongly committed to recognizing human rights issues, violated the employment laws, regulations or relevant guidelines of the respecting the culture, customs and language of all regions of the places where we operate, nor have we experienced any incidents of world, and strive to coordinate with communities of all countries when child, forced or compulsory labor. carrying out business activities. XPENG strictly prohibits any operational units and partners from child labor and forced labor. We insist labor contracts be signed by all regular employees, as well as intern and temporary workers. All personnel applying for Company positions must complete relevant procedures with their identification documents to ensure that they meet the legal working age and requirements. At the same time, the Company verifies the compliance of employment and follows up on and investigates any suspected child, forced or compulsory labor, taking effective measures to prevent similar incidents in the future. If any child labor or forced labor is found, we will immediately terminate the employment relationship and handle it in accordance with the law. XPENG HR Review Process 01 02 03 04 05 Step 1 Step 2 Step 3 Step 4 Step 5 According to the Standard Interview During the interview process, HR The offer approval process reaches The Company conducts background checks Conduct anti-fraud compliance Process for Social Recruitment, inter views are conducted and a a certain level to ensure that the on employees above a certain level and inquiries on select personnel with recruiters check the basic information comprehensive determination of the employment meets the Company’s job for certain special positions in accordance reference to the Anti-Fraud Alliance of personnel, their employment status, candidate’s experience and ability is made requirements. with the “Background Investigation Norms compliance requirements to confirm and whether they have prior identified based on the “Community Recruitment and Procedures Guidelines” and provides a that prospective personnel meet prohibition of business strife. Position, Salary and Offer Approval.” formal background investigation report. applicable requirements. ENVIRONMENTAL SOCIAL GOVERNANCE CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 61

XPENG updated its the Employee Code of Conduct in 2023, with particular regard to compliance-related matters. The new Code of Conduct explicitly prohibits the employment of child labor, and explicitly prohibits the use of any product or service provided by any enterprise involved with child labor. The Company will not force employees to work against their will under any circumstances. In addition, the Company is firmly opposed to human trafficking and does not tolerate any form of corporal punishment, physical assault, verbal threats, etc. to enforce work discipline and control employees.

To safeguard the legal rights and interests of the Company and its employees, and to ensure open communication between employees and Company management, XPENG encourages employees to make complaints in a reasonable and timely manner through complaint channels. In 2023, we received no employee complaints regarding discrimination, harassment, fraud or human rights issues.

XPENG

Employee Benefits

The Company has formulated a Salary Management System to ensure that employees enjoy a competitive remuneration and diversified welfare system in the global market, with clearly defined salary composition, stock policies, tax regulations and welfare management in different countries to improve employees' satisfaction and provide them with comprehensive benefits.

We provide employees with a variety of remuneration and benefits, including basic salary, annual promotions, salary adjustments, year-end bonuses and shares. As of 2023, the average salary range of the Company's male and female employees was approximately equal. In addition, we provide interns and dispatched employees with competitive salaries, including salary incentives, performance bonuses and a series of non-salary benefits that reflect the value and care XPENG places on all of its employees.



Composition of Benefits

01 Annual medical checkups

We provide domestic regular employees/consultants who have been employed for six months or more with industry-standard medical checkup packages, and offer a variety of medical checkup upgrades at better-than-market prices for employees, as well as better-than-market plans and prices for employees' spouses, children, and parents to purchase on their own.

02 Commercial insurance

We purchase commercial insurance for all employees every year, including term life insurance, critical illness insurance, accident insurance, and medical insurance, and provide better-than-market plans and prices for employees' spouses, children, and parents to purchase on their own.

03 Occupational health examination

In order to meet the requirements of the National Occupational Health Examination, the Company will provide mandatory medical examinations at qualified institutions for required employees at the Company's expense when they join or leave the Company.

04 Overseas business travel insurance

We purchase overseas business travel insurance for employees on short-term overseas business trips, providing them with 24-hour insurance coverage during their business trips, with insurance covering multiple countries and regions.

05 Women's benefits

For female employees, we provide separate, hygienic and comfortable breastfeeding rooms.

06 Compassion plan

In case of serious illnesses borne by the employee himself/herself or his/her immediate family members, the Company can provide a loan of 50,000 CNY to the employee without interest with a one-year maturity.

ENVIRONMENTAL · SOCIAL · GOVERNANCE
CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT
62

Democratic Management

Valid suggestions of improvement or opinions can help the Company improve its operations and management. We pay attention to employees' opinions and have established online and offline communication and feedback channels for employees to strengthen communication, improving their work experience. In 2023, we launched the "Hulk Feedback Platform" to provide all employees with channels for anonymous feedback and opinion collection, carrying out regular rectification based on the collected opinions.

Employee communication and feedback channels	
Offline means of communication	1-to-1 communication platform: 30' Listening
Online means of communication	Letters to all staff
	"XPENG people" WeChat official account
	"XPENG's Words" Feishu subscription
	Hulk Feedback Platform

XPENG

Employee Privacy Protection

The Company attaches great importance to protecting the privacy of its employees. The Company specifies the management requirements for confidentiality in the Measures for the Administration of Data Information Disclosure, and takes severe disciplinary actions against any identified leaks. We have set up a standardized approval process for the use of employee data to protect employee data from abuse and misuse by controlling data confidentiality classification and carrying out approval with business, legal affairs and human resources departments. In addition, we have built a comprehensive data management and control system across five primary aspects: data classification and grading, data grading control measures, data authorization and approval matrix, data de-labeling principles, and data retention and expiration processing methods. In 2023, the Company released the Information Security Confidentiality Management System and Data Compliance Management Procedures, which listed employees' salary and social security information, employees' human resources information and employees' personal files as confidential information. Information involving employees' private information is not allowed to be externally released without authorization and approval, so as to prevent any form of information leakage.

In addition, before collecting personal information from employees for signing contracts, the Company will convey the XPENG Personal Privacy Policy to parties involved, and adopt measures to separate and preserve the personal information of employees both within and outside Chinese borders. Employees' personal information is stored in the People's Republic of China. If cross-border transmission is required, XPENG will seek separate authorization from employees or implement measures such as data de-labeling before any cross-border transfer. In accordance with the requirements of laws and regulations, the Company may provide relevant guidelines or paths for employees to access, copy, correct, supplement, transfer and request to delete their personal information. At the same time, the Company only retains employees' personal information within the period necessary for the purpose stated in the privacy policy. After the storage period of the above personal information is expired, the Company will delete or anonymize employees' personal information to fully protect employees' privacy and security.

The Company did not receive any penalties for violating personal information protection regulations in 2023.



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4.1.2 | Supporting Employee Development

XPENG focuses on being "growth-oriented," providing all employees with diversified career development opportunities. We continue to empower employees, and focus on and promote the core competitiveness, innovation and reform power for the Company's sustainable development.

Performance Incentives

Based on the "Performance Management System," XPENG has established the OKR management system. Additionally, in view of the scientific nature of the performance review, XPENG has conducted repeated optimizations of the entire performance management process, as well as the introduction of new assessment pilots for certain positions. We review employees' individual performances across three main aspects: employees' past growth, peer performance benchmarking and work improvement. We stress that the management's performance evaluation should cover three dimensions, namely team performance, team management and employees' personal growth. The Company performs regular assessments and uses assessment results as performance appraisals. Meanwhile, the Company conducts annual salary reviews for employees' combined income of cash and stock. The assessment results are directly linked to annual general salary reviews, annual promotions and year-end bonus distributions, among other aspects. A share incentive plan is also implemented to align the interests of shareholders and management and to effectively motivate employees.

In 2023, in order to stimulate employees' innovation and service enthusiasm, we set up the following awards for all employees:

XPENG

01 Innovation Achievement Award

Based on "customers' awareness" and "improvement in operational efficiency," the award has been given to 34 key innovation projects. In addition, after considering more than 400 ratings from internal car owners on an anonymous basis, we selected the TOP10 most popular innovation projects among internal car owners.

02 Annual Outstanding Individual Award

The award mainly targets outstanding talent highlighting top performers in R&D innovation, customer service and business management.

03 Annual Golden Brain Proposal

The award was established at the "1024 Technology Day" to collect outstanding and creative ideas from XPENG car owners and all employees, allocating internal experts to empower and incubate the selected TOP10 most popular proposals.

Smooth Promotion Channels

The Company has established a standardized rank and promotion system, setting up a fixed promotion window each year to provide employees with an upward development path, and facilitating the continuous development of employees and the Company. All employees can participate through nomination by their supervisors. The assessment criteria are based on the qualifications of each position. Assessment personnel cover the heads of the organization, supervisors and human resources departments to ensure that the promotion process is fair, just and open. We also ensure development opportunities for all employees and provide incentives to retain outstanding talent.

Employee Training

XPENG provides employees with a comprehensive training management system through the Training Management System and Management Measures for Internal Trainers and other systems to promote employees' learning, growth and opportunities to fully tap into their potential. We continue to optimize the "XPENG" training system by providing systematic training for course tutors based on the Company's future strategic development and employees' career development needs. Meanwhile, we have introduced a series of management, professional and general courses to enrich the system's curriculum. We are committed to building a high-quality talent team through the combination of the online Feishu knowledge platform, XPENG Class online learning platform and offline teaching.

01 "Seven Principles of Management" Empowerment

The "Seven Principles of Management" is a code of conduct for all management teams, requiring them to deeply understand and act in a consistent manner that adheres to the code of conduct. We have formulated corresponding strategies and guidelines, and organized Company managers to study and discuss topics within the code of conduct.

02 Professional Skills Training

Based on the business needs of various departments, we conducted a total of 43 special employee empowerment trainings in 2023, covering a total of 21,870 participants.



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Professional Skills Certification

In 2023, XPENG continued to optimize the training for skilled personnel, standardizing the preparation and implementation of various tasks such as policy assistance, online enrollment and organizational training, and conducted qualification assessments for technicians this year. Based on the work content and requirements of the Company, we examined the candidates' work performance, professional skills, innovative thinking and other capabilities as well as technical management in a multi-dimensional manner. As of the end of the Reporting Period, a total of 219 employees were assessed, among which 197 employees passed the assessments and obtained vocational skill level certificates.

XPENG

"XPENG" Training System

To provide targeted training for different types of employees, we developed training programs such as Plan X, Plan P, Plan E, Plan N and Plan G to meet the training needs of employees at all levels.


HUANGPU
TRAINING CAMP
2023届校招生
黄埔训练营

Plan	Coverage	Training content	Training Times and Employees Covered
Plan X	Management	• Systematically enhance the management awareness and team management ability of the senior management and provide relevant guidance, improving organizational efficiency and enhancing organizational synergy and cohesion.	• Four events had been launched as of December 2023, covering around 400 middle and senior Company managers.
Plan P	Middle management	• Focusing on the Company's middle management, the Company conducts special training projects and empowerment across key areas including cultural strategy, role perception, the Seven Principles of Management and business management.	• Company-level Elite Program: Two phases were launched in 2023, covering around 80 core managers with high potential; • Center-level Training Projects: In 2023, a total of 11 training sessions were conducted, covering about 70 middle-level core managers.
Plan E	General management	• Foundational classes: Focusing on the Company's general managers, the Company adopts the OMO[10] model to carry out special training projects and empowerment in cultural strategy, role perception, the Seven Principles of Management and business management.	• In 2023, a total of two training sessions were conducted, covering a total of 80 primary-level managers of each center.
Plan N	All staff	• Focusing on professional employees within the Company, the Company carries out special training projects and empowerment, on key topics such as personal management, business management, team management and professional improvement, leveraging resources from both headquarters and centers. • Special training for business "HR Empowerment": We conduct special theme empowerment highlighting the importance of HR, focusing on HR role perception, professional knowledge and professionalism, and systematically improve the ability of HR resources team.	• As of December 2023, the Company carried out 10 special empowerment activities, covering 150 core HR employees.
Plan G	New employees from university graduates, public recruitment	• Campus Recruitment: Designed to help campus recruitment candidates with cultural integration and positional commitment (between 0-0.5 years); business competence and independent contribution (between 0.5-1.5 years); and attainment of upper-level competencies (between 1.5-2.5 years). • Huangpu Training Camp: includes engineering product philosophy , cultural exchange, team building and other specialized courses. • General Force Specialised Lecture: includes structured thinking, time management, cross-departmental communication, and other specialized training content. • Social Recruitment: training for new social recruitment employees aims to help with their integration and competency development. This program focuses on the four connections of people and organization, people and products, people and business, and people and people. • Fast-track onboarding training camps: covering corporate vision and culture, brand awareness, product experience and other topics.	• Campus Recruitment: As of December 2023, we hosted a special training camp called the "Huangpu Training Camp," including 14 special courses with over 80 campus recruitment candidates from the class of 2023. Additionally, 10 sessions of the General Force Specialized Lecture have been conducted, reaching more than 1,000 campus recruitment candidates from the class of 2022. • Social recruitment: As of December 2023, a total of 10 "fast-track onboarding training camps" had been conducted, covering about 900 new employees.

Note: 10. OMO model: Online-Merge-Offline business model, an industry platform-based business model.

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13,368 people

In 2023, a total of 13,368 Company employees received training, with a training coverage rate of 98.6%

207,204 hours

a total of 207,204 hours of training, and a per capita training time of 15.5 hours.

Employee Training	Unit	2021	2022	2023
Percentage of employees receiving training[11]	%	72.5	74.5	98.6

Percentage of employee training by gender	Unit	2021	2022	2023
Male employees	%	81.4	82.0	87.2
Female employees	%	18.6	18.0	12.8

Percentage of employee training by employment level	Unit	2021	2022	2023
Senior management	%	0.2	0.2	0.3
Middle management	%	11.6	5.8	6.7
General staff	%	88.2	94.0	93.0

Average number of training hours by gender[12]	Unit	2021	2022	2023
Average number of employee training hours	Hours	21.5	16.4	15.5
Male employees	Hours	19.9	16.7	15.9
Female employees	Hours	22.3	15.1	15.1

Average training hours by employment level	Unit	2021	2022	2023
Senior management	Hours	17.8	24.0	13.3
Middle management	Hours	32.8	6.6	2.6
General staff	Hours	32.0	17.3	15.4

Note: 11. The formula for calculating the percentage of employees receiving training is: Total number of employees receiving training / total number of employees * 100%.

12. The formula for calculating the average number of training hours for a category of employees is: total number of hours trained for that category of employees / total number of employees in that category, the same below.

XPENG Class Online Training Platform

XPENG

01 Feishu knowledge platform

In 2023, XPENG completed the infrastructure and content construction of its knowledge platform connecting the Company and each sub-center. Through the sharing of knowledge and work experience, XPENG effectively solved pain points such as "inadequate integration mechanisms and deficiencies in training processes," "lack of easy access to knowledge base or training information" and "lack of systematic sharing mechanisms."

As of December 2023, we built a total of 25 knowledge bases on the "Feishu Knowledge Platform," accumulating more than 32,000 documents, of which more than 1,100 were held by the OPC[13], covering 99.9% of employees, with more than 400 readings per capita.

02 XPENG Class online learning platform

We have built an online learning platform called "XPENG Class", which provides knowledge learning, examination arrangements and online training services for employees in the marketing and manufacturing departments. By the end of 2023, 80% of employees logged in to study on "XPENG Class" with per capita study time reaching 4.37 hours.



Note: 13. The OPC: One Point Course, a single-point course, is an educational approach to carry out on-site training without leaving work.

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66 >

4.1.3 | Work Safety

XPENG prioritizes employee safety and adheres to a “safe development” philosophy. It strictly abides by the Law of the People’s Republic of China on Work Safety and other laws and regulations, and has established a comprehensive safety management system covering all of the Company’s business units, providing strong support for daily safety supervision, and actively creating a safe workplace environment.

| Safety Management System |

The Company has established a three-level safety management structure with clear responsibilities, setting up the Safety Production Committee and the Safety Management Department, and we actively implement our safety production responsibility system. We set key safety performance indicators, including the number of major safety accidents, general accident rate, rectification rate of category A hidden dangers, and training rates for new employees. To meet our occupational health and safety goals, we require the President of the Company to sign the Statement on Occupational Health and Safety Goals along with the person in charge of key safety departments. We also implement a system that links occupational safety performance indicators to the President’s individual performance. For key safety departments that fail to meet performance targets, we require them to reflect and propose improvement plans and with detailed relevant reports. At the same time, the Corporate Process Planning Department and the Company’s safety management office have developed the "Hulk Feedback Platform" and created links for safety-related vocabulary to facilitate employee feedback on production safety issues.

In addition, in accordance with the requirements of ISO 45001 and relevant safety and environmental protection regulations, we have reviewed and improved the Company’s system and procedural documents, revised and issued seven procedural documents, including the “Measures for the Administration of Work Safety V2,” “Measures for the Administration of Work Safety Responsibility System V3” and “System for Work Safety Reward and Punishment V3.”

Main Duties:
Chairman: Responsible for overall safety management.
Member: Responsible for the allocation and regular assessment of safety target indicators

Safety Steering Committee
President of the Company | Chairman
Heads of departments | Members

Main Duties:
Responsible for the office functions of the Safety Steering Committee, requiring responsible persons at different levels to conduct monthly and weekly team safety inspections.

Safety Management Office
General Manager of Quality and Safety Management Center
Deputy General Manager of Quality and Safety Management Center
Director of Quality System Department

Main Duties:
Implement the safety management of the Company and carry out independent safety management within the department.

Business Departments
Dedicated or non-dedicated safety management divisions and personnel

ISO 45001

In 2023, our XPENG headquarters, Zhaoqing base, Guangzhou base and Xiaopeng Automobile Sales Co., Ltd. have all obtained certifications.



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Stakeholder Safety Management

The Company implements the Stakeholder Safety and Environment Management Policy and requires suppliers to sign the Stakeholder Safety and Environment Agreement, clarifying the responsibilities and requirements of occupational safety and environmental protection for both sides. The supplier signing rate reached 100%. In 2023, there were no major occupational safety accidents within the scope of XPENG's operation.

Indicator	2021	2022	2023
Lost-time injury frequency rate[14] (per one million hours worked)	0.143	0.505	0.701
Data coverage (%)	100	100	100

Safety management goals and results


Number of level 2 and above accidents (cases)15
2023 Target
0
2023 Result
0
2024 Target
0
Proportion of level 3 accidents (%)16
2023 Target
0.08
2023 Result
0.019
2024 Target
0.07
Number of occupational disease cases (cases)
2023 Target
0
2023 Result
0
2024 Target
0

Note : 14. Lost-time injury frequency rate= Number of accidents involving loss of working days / Total working hours during the Reporting Period x 1,000,000.
15. Level 2 accidents refer to serious injury accidents, major fire accidents, major traffic accidents and occupational disease accidents; level 1 accidents refer to fatal accidents, serious fire accidents and serious traffic accidents.
16. Level 3 accidents refer to minor injury accidents, general fire accidents and general traffic accidents.

ENVIRONMENTAL · SOCIAL · GOVERNANCE


026

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Risk Prevention

We have developed a comprehensive risk management and control mechanism to prevent and defuse major safety risks from the source through conducting safety performance evaluation, constructing a dual safety system, strengthening hazard prevention and performing regular risk investigation.

XPENG

01 System audit

In 2023, we conducted the semi-annual safety management audit, internal audit of safety management system, system empowerment inspection for key departments and external audit of the safety management system, and took actions on the identified risks one by one.

02 Internal safety audit

In 2023, we conducted an internal audit of occupational safety and identified 379 audit issues, with a rectification rate of 100%.

03 Safety inspection

In 2023, we piloted a new safety performance evaluation system and conducted departmental safety performance assessments during the middle of the year and at the end of the year, meeting our standards for our safety ability index.

04 Construction of dual safety system

In 2023, we newly incorporated Guangzhou Zhipeng Manufacturing Co., Ltd. in accordance with the ISO 45001 and ISO 14001 regulations, and expanded the test sectors. We conducted five inspections of new areas, of which 65 non-conformity items were found, and resolved eight "three simultaneous safety matters".

05 Hazard Prevention

In 2023, we organized hazard identification and risk assessment in accordance with the Hazard Source Identification and Evaluation Management System of Guangzhou Xiaopeng Motors Technology Co., Ltd., and formulated relevant control measures. A total of 4,570 hazard sources were identified.

06 Risk Identification

In 2023, the Company carried out various forms of risk investigation activities, conducted daily/special safety checks on the operation scope of the Company, and identified a total of 24,582 hidden dangers, with a rectification rate of 100%.

Safety Training

In order to improve the safety awareness of all employees, XPENG actively carries out various occupational health and safety training in various forms, including three-level safety education, general training in safety and occupational health, and targeted improvement training for professional personnel. During the Reporting Period, XPENG conducted various occupational health and safety trainings for all employees.

281,025 hours
Total hours of safety training for all employees

100%
The number of employees receiving health and safety training coverage rate

Types of Training	Content of Training
Training on internal safety audit	Reviewed the content of the EHS system and provided 2 on-site counsel sessions for internal auditors to improve the audit effectiveness of internal auditors, with 102 total participants.
Emergency drill	Conducted emergency drills for factory employees, with emphasis on the updated emergency plan to enhance employee preparedness in emergency situations, with 12,891 total participants.
Professional training	Held 10 training sessions on laws and regulations, electrical equipment, fire protection equipment and other safety equipment for safety management personnel, covering a total of 300 participants.
Safety training activities	Conducted large-scale theme activities such as safety month and fire-fighting month, covering 90% of personnel in key departments.
Safety empowerment	Conducted 880 training sessions in various forms, covering three-level safety education for new employees, safety and occupational health general training, safety accident case training and other courses, with 404,022 total participants.

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4.1.4 Care for Employees’ Body and Mental Health XPENG values employees’ physical and mental health, work balance and work experience. In 2023, a total of about 200 employees received free emotional consulting services through XPENG’s Employee Assistance Program (EAP), including counseling services, sharing of health knowledge, offline lectures, micro-classes, experience days, etc., to help employees stay in-tune with their physical and mental health, and “work efficiently and live healthily” with the Company. XPENG Case Study: “525 I Love Myself” Health Day In 2023, XPENG launched its third “525 I Love Myself” Health Day to alleviate work stress. Apart from on-site activities such as Traditional Chinese Medicine consultation, fitness actives, tabletop games, table football and an employee gratitude wall, employees engaged in fun online activities to share psychological knowledge and participate in health-led Q&A activities. Case Study: “XPENG Appreciation Day” “Sharing common ambition and success” is an important part of XPENG’s culture. In November, during the XPENG Appreciation Day, we carried out a special activity to encourage every employee to show their gratitude. We express our sincere gratitude to the collaborative team and employees, and continue to support our employees through mutual encouragement and common progress. Case Study: XPENG Women’s Day “Wonder in Bloom” Event In March, XPENG launched a theme event for the XPENG Women’s Day for the Company’s female employees, covering activities such as “Meeting the new me” female growth psychology salon, “ideal me” activity, “Blooming charm” flower handicraft activities and “Care for women’s mental health – staying away from depression” public welfare live lectures and other activities dedicated to supporting our female employees, acknowledging their psychological needs and offering an environment conducive to fostering inner tranquility. ENVIRONMENTAL SOCIAL GOVERNANCE CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 70

[Feature story] Building a Sustainable Supply Chain Together

XPENG has a solid sustainable supply chain life cycle management system and promotes suppliers' sustainable development through training and education.

1 | Procurement Compliance

XPENG adheres to the principles of transparent, honest, legal and healthy procurement when establishing cooperation with suppliers. We have zero tolerance for suppliers' behavior that are against business ethics. To ensure the transparency and fairness of cooperation, we require all suppliers to sign the Integrity Commitment Letter and the Confidentiality Agreement at the beginning of cooperation, clarifying the obligations and responsibilities of both parties in areas including anti-corruption, intellectual property protection and trade secrets.

We have formulated the Blacklist System to clarify our bottom-line for supply chain cooperation. For illegal acts such as human rights violations, child labor and forced labor, we will take serious actions and blacklist suppliers in response, in order to uphold high standards of our supply chain and maintain ethical and legal frameworks for business cooperation.



2 | Supply Chain Management

Supplier management is a vital part of business operations, and XPENG has always adhered to high-quality standards of its supply chain. For the sake of sustainable supply chain management, we adopt a full-lifecycle approach to managing suppliers across supplier admission, audit, risk management and ESG assessment.

XPENG

01 Supplier admission

We require all suppliers to strictly comply with the provisions of safeguarding occupational health and safety, eliminating and preventing child labor, ensuring environmental compliance, and improving product quality and safety. We also require suppliers to obtain third-party certification under IATF 16949, ISO 9001, environmental management systems and production safety standardization, or equivalent certification. In addition, we conduct on-site evaluations of newly admitted potential suppliers. We review their supply continuity, quality level, and other relevant circumstances and implement the corresponding rating criteria according to the product categories provided by the suppliers. At the same time, we give priority to the selection of suppliers with leading market positions in the domestic and international passenger vehicle industry to ensure suppliers' performance quality.

02 Supplier audit

In accordance with the Supplier Performance Management guidelines, the Group reviews and evaluates suppliers in three categories: procurement terms, quality and delivery. This is applicable to all suppliers, and we classify suppliers at different levels according to the review results. Additionally, we have formulated the Strategic Supplier Management Measures to identify and manage core suppliers. Suppliers who fail to comply with ISO 14001/ISO 45001/ISO 27001 systems or appear to have abnormal operations are subject to regular assessments in accordance with our Parts Supply Performance Management Measures.

03 Supplier risk management

We have established a five-level early warning mechanism for supplier reserves and regularly conduct inspections and audits across supplier systems, operating processes and products, as well as unannounced inspections to ensure that suppliers manage their own ESG risks and reduce supplier performance risks. In 2023, we identified a total of 11 suppliers as having high social or environmental risks and required them to rectify relevant issues promptly.

04 Supplier ESG assessment

XPENG attaches great importance to the performance of suppliers in terms of environmental, social, and governance. We also understand that the ESG risks of suppliers are directly related to the safety and stability of the Company's supply chain. Therefore, we actively perform ESG performance assessments of suppliers and continuously monitor various supplier aspects, such as operation compliance, business ethics, potential infringement, product quality, production safety and environmental management. Within these aspects, we consider various comprehensive indicators to evaluate suppliers' business ethics, including requirements regarding gifts and hospitality, conflict of interest, operating integrity of business partners, fair competition and anti-monopoly measures.

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Total suppliers
838

Supplier region	Number of suppliers by region in 2023
South China	354
East China	291
North China	42
Central China	95
Northeast China	15
Southwest China	24
Northwest China	1
Hong Kong, Macao, Taiwan and overseas	16

Total number of suppliers that have signed the Integrity Commitment Letter and Confidentiality Agreement	838

Tier 1 Suppliers

Number of suppliers assessed for sustainability risks in the last three years : 838

Percentage of suppliers in that category assessed in the last 3 years : 100%

Targets to Complete: In 2024, the Company targets to complete sustainability risk audits for 100% of 838 tier-1 suppliers

Critical non-tier 1 suppliers

Number of suppliers assessed for sustainability risks in the last three years : 47

Percentage of suppliers in that category assessed in the last 3 years : 100%

Targets to Complete: In 2024, the Company targets to complete sustainability risk audits for 100% of 47 critical non-tier-1 suppliers

Supplier Assessments	Unit	2023
Total number of suppliers and contractors that conduct human rights assessments of suppliers or contractors	Number	2
Number of suppliers evaluated by filling questionnaire or on-site	Number	836
Number of Tier-1 suppliers evaluated by filling questionnaire or on-site	Number	355
Number of suppliers having significant actual/potential negative impacts identified through the assessment	Number	11
- Of which: number of suppliers implementing improvement plans	Number	11
- Of which: number of unqualified suppliers terminated	Number	0
Number of suppliers receiving technical or document support from XPENG among suppliers implementing improvement plans	Number	11

XPENG



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3 Supplier Enhancement Supplier Training We are committed to improving the overall quality of our suppliers. We provide targeted assistance programs to suppliers with significant issues, sending professional technicians to provide guidance and financial support and organize relevant assistance activities. We also hold annual QC activities to We work closely with our supply chain partners to build mutually beneficial relationships and actively cultivate and enhance the sustainability promote experience sharing and learning among suppliers. At the same time, we conduct regular periodic, monthly, quarterly and semi-annual assessments of our suppliers. We are committed not only to improving the quality of products and services but also to mutual growth and innovation. In our of all suppliers, motivating them to improve based on assessment results and by actively providing them with relevant support measures to jointly elevate pursuit of excellence, we help suppliers upgrade their business ethics, sustainable development and quality to jointly create leading industry the quality of the overall supply chain. practices, laying a solid foundation for the future. Through activities such as the Global Partners Conference, market launches of new models and routine communications, we provide suppliers with training and education on product demand, risk prevention, product quality and anti-corruption, among others. In 2023, our supplier training undertakings covered a total of 648 suppliers, including a total of 80 supplier-related anti-corruption training activities involving 302 suppliers and a total of 1,836 participants. Supplier Training 2023 Total number of suppliers trained 648 Number of tier-1 suppliers trained 252 Number of tier-2 suppliers trained 188 Number of common suppliers trained 208 Number of suppliers trained in anti-corruption 302 Number of suppliers that signed the Code of Business Ethics 838 XPENG Improving Suppliers’ Sustainability We have integrated ESG concepts into our supply chain management strategy and established two key performance indicators, covering the scope and engagement of supplier training and the range and participation of supplier audits. By monitoring and inspiring our suppliers, we promote them to improve their sustainability performance. [Highlight] In 2023, XPENG signed a strategic cooperation agreement with Siemens Ltd., China. Through this cooperation, XPENG will achieve a low-carbon life cycle of its plant and a transparent carbon emissions path covering five aspects: strategic planning, operational management, technological transformation, green supply chain and green finance. ENVIRONMENTAL SOCIAL GOVERNANCE CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 73

4.2 | Contribution to the Society

To undertake our social responsibilities with a professional and systematic approach, XPENG established the XPENG Public Welfare Foundation in 2021. Initiatives under this Foundation are designed to drive investment in the community and provide ecological environment education and environmental protection, all of which we regard as core aspects of our social fulfillment obligation.

As of December 31, 2023, XPENG and its affiliates have donated more than 12.8 million CNY to the XPENG Public Welfare Foundation. Donations have primarily been used for public welfare undertakings such as youth environmental education, biodiversity conservation, youth voluntary services and community development, contributing to promoting social well-being and sustainable social and environmental development.

XPENG

4.2.1 | Environmental Education

The mission of XPENG Public Welfare Foundation is to effectively spread ecological environment knowledge on climate change, biodiversity and green energy, popularizing and elevating sustainable lifestyles. XPENG Public Welfare Foundation also emphasizes partnering with schools, other public welfare organizations and volunteers to jointly promote the high-quality development of ecological environment education.

[Highlight]

XPENG Green Home Environmental Education Program is XPENG Public Welfare Foundation's flagship public welfare project. Its mission is to spread knowledge on climate change, energy transformation and biodiversity through the research and development of environmental education products, youth empowerment initiatives and public environmental education activities. As of December 31, 2023, the XPENG Green Home Environmental Education Program had provided funds, public welfare products, training and other support to 84 public welfare organizations, and was awarded as "2023 Responsibility Case" by Southern Weekly.



Research And Development Of Public Welfare Products

In 2023, XPENG successively launched two original eco-educational tabletop games for children, Elephant Return Home and Little Birds Pick, which teach children about biodiversity and the harmonious interests of humans and nature through accessible gameplay. Elephant Return Home, XPENG Public Welfare Foundation's first child ecological tabletop game, won the Silver Award of the First National Nature Education Cultural and Creative Product Design Competition.

As of December 31, 2023, XPENG provided products, courses and funding support to 63 different types of public welfare groups. We have conducted more than 1,300 environmental education activities in 144 kindergartens, primary and secondary schools and 107 communities in 23 provinces in China, benefiting over 23,000 teenagers and children.



The First National Natural Education Cultural and Creative Product Design Competition Silver Award



XPENG Public Welfare Foundation's original tabletop game in schools

Promoting Cross-field Activities

XPENG attaches great importance to the development of environmental education and public utilities. We continue to promote cross-field cooperation with education, research, media and other parties through the establishment of funding platforms and planning of publicity activities.

Since 2022, XPENG has successively set up the XPENG Green Home Special Funds" under Guangdong Youth Development Foundation, South China University of Technology Education Development Foundation, Chengdu Luhu Community Development Foundation and Sichuan Youth Development Foundation to provide special funds for high-quality environmental education activities.

Case Study: "60 Ecological Children's Books" Book List

On World Earth Day and World Reading Day, Guangzhou XPENG Public Welfare Foundation and Shenzhen iRead Foundation joined hands with more than 10 public welfare partners to release a book list of "60 Ecological Children's Books." The book list encourages families, schools and social organizations to improve their knowledge of literacy and actions associated with ecology and the environment through reading, spreading the concept of environmentally friendly lifestyles.



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Promoting Environmental Protection Volunteering

The XPENG Volunteer Service Team, established by the XPENG Public Welfare Foundation on March 5, 2022, provides voluntary services in areas such as environmental education, low-carbon lifestyle promotion and biodiversity conservation. As of December 31, 2023, we had more than 630 registered volunteers with a cumulative service time exceeding 15,000 hours.

The first phase of the "XPENG Green Home Youth Trip," an environmental education activity hosted by the XPENG Public Welfare Foundation and organized by the XPENG Volunteer Service Team, commenced in May 2022 and ended in October 2023. The Trip included a total of 51 activities and served more than 3,245 participants. In December 2023, the second phase of "XPENG Green Home Youth Trip" was launched, featuring an "Energy and Travel" theme. The activity recruited employees, car owners and other volunteers to carry out environmental education activities such as popularizing the science behind new energy vehicles, advocacy for low-carbon travel and publicity for biodiversity protection in the coming year.

Volunteers are also encouraged to independently identify and respond to social needs. In March 2023, XPENG Public Welfare Foundation held the first phase of the "Youth UP Innovation Camp" to support 22 volunteers in creating environmental education plans for different premises such as factories, communities and enterprises.



"Youth UPC Innovation Camp" learning activities for smart green manufacturing



First phase of the "Green Home Youth Tour" voluntary service activity

Integrating Charitable Concepts Into Business Operations

In addition to actively carrying out environmental volunteer activities, XPENG Public Welfare Foundation explores cross-field cooperation with other business departments, further encouraging employees and car owners to implement green and low-carbon practices in their daily work and life.

In April 2023, XPENG Public Welfare Foundation held a series of parent-child environmental education activities on six major XPENG sales platforms in Guangzhou, Shenzhen, Beijing, Hunan and Hubei region, Sichuan and Southwest China, and Jiangsu and Anhui region. The activities covered topics such as biodiversity conservation, climate change and low-carbon lifestyles, and promoting environmental awareness through small classes, handcraft workshops and reading clubs.



Parent-child reading club



Low-carbon lifestyle-themed environmental education

Case Study: Million km smart-driving journey on XPENG G6, protecting "XPENG Car Owners' Rainforest"

In 2023, XPENG launched a million-kilometer smart-driving event for XPENG G6 users, during which users' mileage was recorded using the XNGP function. For every 100,000 kilometers, XPENG and XPENG Public Welfare Foundation would donate funds to protect 2 acres of rainforest in Xishuangbanna, with an upper limit of 120 acres.
On December 24, 2023, 7,830 XPENG G6 owners contributed a total of 10,140,000 km of driving mileage. XPENG and XPENG Public Welfare Foundation donated 680,000 CNY to the Xishuangbanna Rainforest Protection Foundation for the protection of its tropical rainforests. In line with building an environmentally friendly lifestyle, XPENG helps more people understand the importance of rainforests through environmental education, encouraging participation in environmental protection.


鹏友雨林





ENVIRONMENTAL · SOCIAL · GOVERNANCE
CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT 75

4.2.1 | Community Building

With a continued focus on rural children's education, XPENG Public Welfare Foundation joined hands with volunteers and social organizations to conduct 800 community education activities in rural schools. We covered topics such as climate change, energy reform and biodiversity. XPENG Public Welfare Foundation has also formulated a guideline for donating supplies and called on business departments of XPENG to donate supplies such as food, clothing and stationery to help social groups in need in urban and rural communities.



Supporting Underprivileged Communities

XPENG

01 From December 31, 2022 to January 14, 2023, XPENG invited around 116 car owners to XPENG Car Owners Family Dinners in Guangzhou, Chongqing, Shanghai and Beijing and donated a total of 30,646 CNY of ticket sales and other related incomes to Guangzhou XPENG Public Welfare Foundation for carrying out public welfare activities such as children's environmental education.

02 In Jan-Mar 2023, XPENG donated 102 food items and 24 pillows to community workers and vulnerable groups through the XPENG Public Welfare Foundation.

03 In May 2023, led by Guangzhou Social Organization Administration Bureau, the Guangzhou XPENG Public Welfare Foundation donated 40,000 CNY to the People's Government of Sanpai Town, Qingyuan, to provide more books for the teachers and students of Nangang Central School.

04 In August 2023, a flood disaster broke out in Beijing for multiple days. XPENG directed personnel to the affected area, distributed supplies to local volunteers, assisted in transporting trapped people and supported rescue work in the stricken area.

05 In December 2023, XPENG donated a total of 1,997 items of clothing through the XPENG Public Welfare Foundation to support the Guangzhou Community Homeless Relief Service.



Environmental education projects in rural schools


授予：
广州市小鹏公益基金会
社区救助服务
最佳公益合作伙伴

"Best Charity Partner in Community Rescue Services" Award

ENVIRONMENTAL · SOCIAL · GOVERNANCE
CREATING VALUE AND CONTRIBUTING TO UNIFIED DEVELOPMENT
76

>< 05 Appendix E X P LO R E R O F F U T U R E M O B I L I T Y ENVIRONMENTAL SOCIAL GOVERNANCE APPENDIX 77

5.1 | Key Performance Indicators

Economic Performance Indicators

Key indicators	Unit	2021	2022	2023
Total revenues	CNY (million)	20,988.1	26,855.1	30,676.1
Gross margin	%	12.5	11.5	1.5
Total deliveries of vehicles	Unit	98,155	120,757	141,601
Added authorized patents	Item	428	694	727

Environmental Performance Indicators[17]

Key indicators	Unit	2021	2022	2023
Nitrogen oxide emissions[18]	Tonne	2.4	2.3	3.8
Sulfur dioxide emissions	Tonne	0.5	0.4	0.4
Particulate matter emissions	Tonne	1.3	2.0	15.0
VOCs in exhaust gas	Tonne	7.2	14.1	7.8
Total discharge of industrial wastewater	Tonne	116,190	167,191	175,454
COD in industrial wastewater	Tonne	2.3	3.3	5.6
BOD in industrial wastewater	Tonne	0.6	0.8	2.0
Nitrogen ammonia in industrial wastewater	Tonne	0.1	0.2	0.9
Total nitrogen in industrial wastewater	Tonne	1.0	1.6	2.8

Key indicators	Unit	2021	2022	2023
Total GHG emissions[19]	Tonne of CO_2	42,484	106,420	162,742 [20]
GHG emission density	Tonne of CO_2 /CNY (thousand)	0.002	0.004	0.005
GHG emissions (scope 1) [21]	Tonne of CO_2	5,892	18,024	27,043
GHG emissions (scope 2) [22]	Tonne of CO_2	32,723	83,654	130,208
GHG emissions (scope 3) [23]	Tonne of CO_2	3,869	4,742	5,491
Scope3-Category1 Purchased goods and services	Tonne of CO_2	/	/	1,288
Scope3-Category6 Employee commuting	Tonne of CO_2	3,869	4,742	4,203
Total waste generated [24]	Tonne	13,066	25,958	9,896
Hazardous waste generated	Tonne	1,071	1,528	1,051
Hazardous waste intensity	Tonne/CNY (thousand)	5.1×10^{-5}	5.7×10^{-5}	3.4×10^{-5}
Non-hazardous waste generated	Tonne	11,995	24,430	8,845
Non-hazardous waste intensity	Tonne/CNY (thousand)	0.0006	0.0009	0.0003
General industrial solid waste generated	Tonne	11,409	22,457	7,845
Domestic waste generated in office areas	Tonne	586	1,973	1,000
Total energy consumption [25]	MWh	88,717	132,325	217,247
Total cost of energy consumption	CNY (million)	50	86	153
Energy consumption intensity	MWh/ CNY (thousand)	0.004	0.005	0.007
Direct energy consumption	MWh	32,395	58,963	59,832

ENVIRONMENTAL · SOCIAL · GOVERNANCE

APPENDIX 78 ›

Key indicators	Unit	2021	2022	2023
Gasoline consumption	MWh	De minimis	15.4	De minimis
Diesel consumption	MWh	De minimis	55.1	43.5
LNG consumption	MWh	29,490	45,340	35,792
Photovoltaic power consumption	MWh	2,905	13,552	23,996
Indirect energy consumption	MWh	56,322	73,362	157,415
Power consumption	MWh	56,322	73,362	157,415
Total water consumption	m^3	424,275	987,330	807,952
Total water consumption intensity	m^3/CNY	0.02	0.04	0.03
Municipal water consumption	m^3	271,150	834,264	633,841
Recycled water consumption	m^3	153,125	153,066	174,111
Package material consumption for whole vehicle manufacturing	Tonne	26	62	740[26]
Packaging material intensity	Tonne/CNY (thousand)	1.2×10^{-6}	2.3×10^{-6}	2.4×10^{-5}

Social Performance Indicators

Key indicators	Unit	2021	2022	2023
Total number of employees (full-time) [27]	Person	13,978	15,829	13,550
Number of part-time / internship employees[28]	Person	1,166	802	817
New employees	Person	8,894	7,910	3,795
Number of employees with disabilities	Person	50	114	185

Key indicators		Unit	2021	2022	2023
Employee structure					
Percentage of employees by gender	Male	%	79.0 (11,036 persons)	80.4 (12,721 persons)	80.4 (10,892 persons)
	Female	%	20.2 (2,822 persons)	19.4 (3,073 persons)	18.1 (2,457 persons)
	Undisclosed[29]	%	0.8 (120 persons)	0.2 (35 persons)	1.5 (201 persons)
Percentage of employees by position	Senior management	%	0.2 (24 persons)	0.1 (23 persons)	0.1 (18 persons)
	Middle management	%	10.2 (1,425 persons)	9.0 (1,426 persons)	9.5 (1,285 persons)
	Primary-level employees	%	89.6 (12,529 persons)	90.9 (14,380 persons)	90.4 (12,247 persons)
Percentage of employees by age	Under 30 years old	%	45.7 (6,389 persons)	46.6 (7,380 persons)	39.9 (5,401 persons)
	30-49 years old	%	52.1 (7,278 persons)	51.3 (8,123 persons)	58.0 (7,861 persons)
	Above 49 years old	%	0.3 (39 persons)	0.2 (38 persons)	0.2 (31 persons)
	Undisclosed[30]	%	1.9 (272 persons)	1.8 (288 persons)	1.9 (257 persons)
Percentage of employees by region	Chinese mainland	%	97.8 (13,676 persons)	98.5 (15,593persons)	97.9 (13,258 persons)
	Hong Kong, Macao, and Taiwan	%	0.1 (7 persons)	0.2 (33 persons)	0.2 (29 persons)
	Other regions	%	2.1 (295 persons)	1.3 (203 persons)	1.9 (263 persons)
Employee turnover rate	Total employee turnover rate	%	17.5	27.7	31.2
Employee turnover rate by gender[31]	Male	%	17.2	26.8	30.8
	Female	%	18.9	31.0	33.4
Employee turnover rate by age[32]	Under 30 years old	%	19.2	30.1	36.8
	30-49 years old	%	16.2	25.2	26.8
	Above 49 years old	%	11.4	17.4	39.2

ENVIRONMENTAL · SOCIAL · GOVERNANCE
APPENDIX 79

Key indicators		Unit	2021	2022	2023
Employee turnover rate by region	Chinese mainland	%	17.7	27.6	31.2
	Hong Kong, Macao, and Taiwan	%	0	25.0	31.0
Employee training	Percentage of employees trained	%	72.5	74.5	98.6
	Average training hours	Hour	21.5	16.4	15.5
Percentage of employees trained by gender	Male	%	81.4	82.0	87.2
	Female	%	18.6	18.0	12.8
Percentage of employees trained by employee category	Senior management	%	0.2	0.2	0.3
	Middle management	%	11.6	5.8	6.7
	Primary-level employees	%	88.2	94.0	93.0
Average training hours completed by gender	Male	Hour	19.9	16.7	15.9
	Female	Hour	22.3	15.1	15.1
Average training hours completed by employee category	Senior management	Hour	17.8	24.0	13.3
	Middle management	Hour	32.8	6.6	2.6
	Primary-level employees	Hour	32.0	17.3	15.4
Occupational health and safety of employees	Number of safety accidents	Case	0	0	0
	Work-induced fatalities	Person	0	0	0
	Proportion of accidents involving loss of working hours (per 1 million working hours)	%	0.143	0.505	0.701
	Total number of lost days due to work injuries	Day	371	399	1,043[33]
	Total hours of safety training for employees	Hour	287,414	212,131	281,025

Governance Performance Indicators

Key indicators	Unit	2021	2022	2023
Number of Board Directors	Person	9	8	7[34]
Number of female Board Directors	Person	1	1	2[34]
Number of Board meetings	Time	8	5	7
Number of anti-corruption training sessions	Time	34	65	92
Number of anti-corruption training hours	Hour	/	5,739	15,880
Number of anti-corruption training participants	Person-time	/	11,477	16,760
Number of risk management training sessions	Time	7	150	80

ENVIRONMENTAL · SOCIAL · GOVERNANCE
APPENDIX 80

Note:

17. The environmental data collected for the purpose of this report covers the XPENG headquarters, Zhaoqing base, Guangzhou base and self-operated XPENG stores in several locations. Due to the commissioning of the Guangzhou base in 2023 and the increase in the number of self-operated shops, some of the emission generation and energy consumption have increased.

18. The emissions of nitrogen oxides, sulfur dioxides, and particulate matter are all derived from direct emissions during the plant's manufacturing process.

19. Greenhouse gases include carbon dioxide, nitrous oxide, methane, sulphur hexafluoride, hydrofluorocarbons and perfluorocarbons, which are the six greenhouse gases listed in the Kyoto Protocol.

20. In 2023, the scope of data collected improved, resulting in an increase in greenhouse gas emissions.

21. GHG emissions (Scope 1) are derived from direct GHG emissions of equipment within the operating locations. Emission factors are based on the Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles, and Scope 1 emission statistics improved in 2023 to include three new categories of emission sources: refrigerant, fire extinguishers and wastewater treatment.

22. GHG emissions (Scope 2) are derived from the indirect emissions of purchased energy (electricity). The emission factor is selected from the national grid average emission factor. In 2023, the increase in the number of self-operated stores and commissioning of the Guangzhou Smart Manufacturing Innovation Center led to an increase in electricity consumption, which in turn led to an increase in Scope 2 emissions.

23. GHG emissions (scope 3) include Category 1 - Purchased goods and services (new to the statistics) and Category 6 - Employee commuting. Emission coefficients are derived from the China Products Carbon Footprint Factors Database and the Technical Specification for the Accounting of Lifecycle Carbon Emissions of Passenger Vehicles.

24. Hazardous waste is defined in accordance with the National Catalogue of Hazardous Wastes (2021 Edition) published by the Ministry of Ecology and Environment of the People's Republic of China. In 2023, the Guangzhou production base achieved full recycling of industrial solid waste, such as industrial waste steel sheets and waste cardboard, and therefore, the amount of waste generated decreased.

25. Energy consumption is calculated with reference to the General Rules for the Calculation of Comprehensive Energy Consumption, and have restated data for 2022.

26. Adjustments to the pick-up strategy in 2023 to include supplier-delivered packages in the statistics and the commencement of production at the Guangzhou production base resulted in increased packaging materials consumption.

27. In this report, when calculating employee-related data such as percentage of employees by gender, percentage of employees by position, percentage of employees by age, percentage of employees by region and employee turnover rate, we only use data from full-time employees. Data from part-time/internship employees are not included.

28. The total number of part-time employees in 2023 consists of interns.

29. In the number of employees by gender data, the specific gender of 201 overseas employees (1.5%) was not identified in 2023 due to employee privacy requirements in some overseas regions.

30. In the data on the number of employees by age, in addition to the disclosed data, the age of 257 overseas employees (1.9%) was not identified in 2023.

31. In the data on employee turnover rate by gender, the Company no longer produces turnover statistics for employees who do not disclose their gender.

32. In the data on employee turnover rate by age, the Company no longer produces turnover statistics for employees who do not disclose their age.

33. In 2023, the Company followed policy guidelines and adjusted the rest and pay period for employees injured at work.

34. Ms. Xiao Hu was appointed as a non-executive Director on November 15, 2023 and resigned as a non-executive Director on March 19, 2024.

5.2 | Key Performance Indicators

A. Environmental

Aspects, General Disclosures and KPIs			Chapter
Aspect A1: Emissions	General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste	2.2. Green Production
	KPI A1.1	The types of emissions and respective emissions data.	2.2 Green Production 5.1. Key Performance Indicators
	KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	5.1. Key Performance Indicators
	KPI A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	2.2. Green Production 5.1. Key Performance Indicators
	KPI A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	2.2. Green Production 5.1. Key Performance Indicators
	KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	2.1. Climate Governance 2.2. Green Production
	KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	2.2. Green Production
Aspect A2: Use of Resources	General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	[Feature story] Green Products Leading Green Travel 2.2. Green Production
	KPI A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (kWh in '000s) and intensity (e.g., per unit of production volume, per facility).	2.2. Green Production 5.1. Key Performance Indicators

ENVIRONMENTAL · SOCIAL · GOVERNANCE

APPENDIX 81 ›

Aspects, General Disclosures and KPIs			Chapter
Aspect A2: Use of Resources	KPI A2.2	Water consumption in total and intensity (e.g., per unit of production volume, per facility).	2.2. Green Production 5.1. Key Performance Indicators
	KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	[Feature story] Green Products Leading Green Travel 2.2. Green Production
	KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	2.2. Green Production
	KPI A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	5.1. Key Performance Indicators
Aspect A3: Environmental and Natural Resources	General Disclosure	Policies on minimizing the issuer's significant impact on the environment and natural resources.	[Feature story] Green Products Leading Green Travel 2.2. Green Production
	KPI A3.1	Description of the significant impact of activities on the environment and natural resources and the actions taken to manage them.	2.2. Green Production
Aspect A4: Climate Change	General Disclosure	Policies on identification and mitigation of significant climate-related issues that have impacted and those that may impact the issuer.	2.1. Climate Governance
	KPI A4.1	Description of the significant climate-related issues that have impacted, and those which may impact the issuer, and the actions taken to manage them.	2.1. Climate Governance

B. Social

Aspects, General Disclosures and KPIs			Chapter
Employment and Labor Practices			
Aspect B1: Employment	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti- discrimination, and other benefits and welfare.	4.1. Employee Health and Development
	KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	4.1. Employee Health and Development 5.1. Key Performance Indicators
	KPI B1.2	Employee turnover rate by gender, age group and geographical region.	4.1. Employee Health and Development 5.1. Key Performance Indicators
Aspect B2: Health and Safety	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	4.1. Employee Health and Development
	KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years, including the reporting year.	4.1. Employee Health and Development
	KPI B2.2	Lost days due to work injury.	4.1. Employee Health and Development 5.1. Key Performance Indicators
	KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	4.1. Employee Health and Development
Aspect B3: Development and Training	General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	4.1. Employee Health and Development
	KPI B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	4.1. Employee Health and Development 5.1. Key Performance Indicators
	KPI B3.2	The average training hours completed per employee by gender and employee category.	4.1. Employee Health and Development 5.1. Key Performance Indicators

ENVIRONMENTAL · SOCIAL · GOVERNANCE
APPENDIX 82 ›

Aspects, General Disclosures and KPIs			Chapter
Aspect B4: Labor Standards	General Disclosure	Information on: (a)the policies; and (b)compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor	4.1. Employee Health and Development
	KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	4.1. Employee Health and Development
	KPI B4.2	Description of steps taken to eliminate such practices when discovered.	4.1. Employee Health and Development
Operating Practices			
Aspect B5: Supply Chain Management	General Disclosure	Policies on managing environmental and social risks of the supply chain.	[Feature story] Building a Sustainable Supply Chain Together
	KPI B5.1	Number of suppliers by geographical region.	[Feature story] Building a Sustainable Supply Chain Together
	KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	[Feature story] Building a Sustainable Supply Chain Together
	KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain and how they are implemented and monitored.	[Feature story] Building a Sustainable Supply Chain Together
	KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers and how they are implemented and monitored.	[Feature story] Building a Sustainable Supply Chain Together
Aspect B6: Product Responsibility	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	1.1. Quality Products 1.2. Quality Services
	KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	1.1. Quality Products
	KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	1.2. Quality Services

Aspects, General Disclosures and KPIs			Chapter
Aspect B6: Product Responsibility	KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	[Feature story] Continuing to explore the boundaries of the future
	KPI B6.4	Description of quality assurance process and recall procedures.	1.1. Quality Products
	KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	1.2. Quality Services
Aspect B7: Anti-corruption	General Disclosure	(a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	3.1. Compliant Operations 3.3 Business Ethics
	KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	3.3. Business Ethics
	KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	3.3. Business Ethics
	KPI B7.3	Description of anti-corruption training provided to directors and staff.	3.3. Business Ethics
Community			
Aspect B8: Community Investment	General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	4.2. Contribution to the Society
	KPI B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	4.2. Contribution to the Society
	KPI B8.2	Resources contributed (e.g., money or time) to the focus area.	4.2. Contribution to the Society

ENVIRONMENTAL · SOCIAL · GOVERNANCE
APPENDIX 83 >

5.3 Feedback Form Dear reader, Your comment about this report: (please tick in the box) Thank you for reading the XPeng Inc. 2023 Environmental, Social and Governance Report. We very much hope that you can give us your comments about this report and leave your valuable opinions to help us make continuous improvements to the report. Question Very good Good Average Poor Very poor XPENG Do you think this report has provided all the important information about the environmental, social and governance performance of XPENG Motors? Do you think the information and indicators disclosed in this report are clear, accurate and complete? Do you think the presentation and style of this report are easy to read? What other need-to-know information do you think has not been reflected in this report? Do you have any suggestions for our future environmental, social and governance reports? ENVIRONMENTAL SOCIAL GOVERNANCE APPENDIX 84

E X P LO R E R O F F U T U R E M O B I L I T Y XPeng Inc. 2023 ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT